10/25

06017717

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kettle River Resources

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
OCT 30 2006
THOMSON FINANCIAL

FILE NO. 82- 00666

FISCAL YEAR 4-30-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 10/26/06

File #82-666
Rule 12g3-2(b)

KETTLE RIVER RESOURCES LTD.

ANNUAL REPORT
2005 - 2006
April 30

WO Block Diamond Project

September 5, 2006

Kettle River Resources Ltd. is pleased to announce that the diamond count results of the 566 tonne bulk sample resulted in an average of .88 carats per tonne. These results corroborate the bulk sample results from last year and confirm that the grade is consistent over an area three times larger than the area which was tested in 2005. Furthermore, the pyroclastic kimberlite collected from the North East Lobe portion of the DO-27 pipe returned an average grade of 0.85 carats per tonne which is *significantly* higher than previously reported. A total of 8,855 diamonds were recovered using a 1mm sieve size cut-off. Of this total, 49 diamonds larger than one-half carat and 13 diamonds greater than 1 carat were recovered, including 7.11, 3.91, 2.34, 2.11, 1.83, 1.56, and 1.55 carat stones, confirming that DO-27 contains a significant population of larger diamonds. The diamonds recovered from the 2006 program included a 7.11 carat, light brown, slightly distorted octahedral gem (from NE lobe); a 1.83 carat, near white, complex octahedral gem; and an irregular white, 1.55 carat gem.


N
DO-18
KCI 1993-98
242m @ 1.41ct/t
3 KCI drill holes
intersected kimberlite
DO-27
2006 - 566 tonne bulk
sample averages
.88 ct/tonne
0
200
Legend

DO18 and DO27 map

Project Timeline as Proposed by the WO Project Operator


January 2006
July 2006
January 2007
July 2007
Core drilling on DO-27, NE lobe and DO-18
Large diameter drilling DO-27
Large diameter drilling DO-27
Sample processing
Sample processing
Diamond valuations
Diamond valuations
Exploration drilling of peripheral anomalies
Exploration drilling of peripheral anomalies
DO-27 Pre-feasibility Study
Large diameter drilling DO-18/DO-27 NE lobe

File #82-666
Rule 12g3-2(b)

KETTLE RIVER RESOURCES LTD.

FINANCIAL STATEMENTS

April 30, 2006 and 2005

Report to the Shareholders

Last year we reported that "Diamonds of sufficient quantity and quality recovered from the 150 tonne kimberlite sample recovered in early 2005 demonstrate the Tli Kwi Cho's (DO27) potential and confirm that as the next step, a larger bulk sample is required." Since that time, results continue to increase our confidence in this project.

Bulk sampling of the Tli Kwi Cho started in January 2006 with drilling of the pilot core holes, the deepest hole bottomed in kimberlite at 460 meters. Geological information obtained provided necessary information in determining the location of the large diameter reverse circulation (RC) holes for kimberlite extraction. When difficulties were encountered using the 24" diameter hole, a reduction to 14 inch diameter made it possible to reach the deeper kimberlite and while weather conditions permitted, a total sample of 566 tonnes of kimberlite was obtained. Processing was at the nearby Ekati Mine Test Plant between June 15th and August 15, 2006. An operator cost overrun increased the original budget from $11.7 million to $14 million. Kettle River's contribution for the bulk sample costs ($1,045,000) has been fully paid except for $130,000 which the operator added to the next budget.

Reporting on the number of diamonds recovered from the 566 tonne sample is expected near the end of August. The valuation report could take a further six to eight weeks. Extraction of additional kimberlite, if the pipe continues to hold merit, is planned for early 2007. The operator will present a budget for joint venture partner approval once advancement of the project is determined.

Programs at this site are ongoing and results are expected during each of the several stages. Land based large diameter RC drill holes are currently extracting kimberlite from DO18 and the DO27 north east lobe. Core drilling in the immediate vicinity is looking for additional kimberlite. A cash call was issued Aug. 10, 2006 for $15 million. Our contribution of 6.67% to this program will be raised through issuance of shares.

New Nadina Explorations Limited (TSX V-NNA), of which the Company has a significant share position, reported (Aug 2, 2006) encouraging micro diamond results from the RIP kimberlite discovered early this year. Three new kimberlite discoveries were added to the Monument property this year. At this time microdiamond results from three kimberlite samples are pending, two of which are new discoveries.

More than a decade of near inactivity and disappointment has passed and soon we'll know the economic potential of DO27. This, plus the successful discovery of three new kimberlites on the Monument has been a rewarding year and we appreciate the continued support and financial commitment of our shareholders.

Thank you,
On Behalf of the Board of Directors,

"Ellen Clements"

Ellen Clements
President and Director

August 18, 2006

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Kettle River Resources Ltd.:

We have audited the balance sheets of Kettle River Resources Ltd. as at April 30, 2006 and 2005 and the statements of loss and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at April 30, 2006 and 2005 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, BC
18 August 2006

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

KETTLE RIVER RESOURCES LTD.

Statement 1

Balance Sheets
April 30, 2006 and 2005

	2006	2005
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents (Note 2c)	$ 76,474	$ 49,227
Guaranteed investment certificate	131,651	75,000
Accrued interest and other amounts receivable	5,295	7,149
Marketable securities (Note 3)	76,592	76,592
Prepaid expenses	3,926	2,961
	293,938	210,929
Reclamation Bond	5,000	5,000
Property, Plant and Equipment (Note 4)	70,600	74,835
Mineral Properties (Note 5)	4	4
	$ 369,542	$ 290,768
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$ 20,361	$ 15,965
Shareholders' and director's loans (Note 8)	431	583
	20,792	16,548
Contingency (Note 5b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	9,886,361	8,580,031
Contributed Surplus (Note 6e)	62,071	25,605
***Deficit accumulated in the exploration stage* – Statement 2**	(9,599,682)	(8,331,416)
	348,750	274,220
	$ 369,542	$ 290,768

Going Concern (Note 1). See accompanying notes to financial statements.

"Larry Widmer"

Larry Widmer, Director

"Ellen Clements"

Ellen Clements, Director

KETTLE RIVER RESOURCES LTD.

Statement 2

Statements of Loss and Deficit
Years ended April 30, 2006 and 2005

	2006	2005
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	$ 1,006,670	$ 123,924
Property investigation costs	Nil	200
	1,006,670	124,124
ADMINISTRATIVE COSTS		
Accounting, audit & legal	50,453	40,188
Advertising, promotion & printing	38,751	8,620
Amortization	705	881
Licenses, insurance, and transfer agent fees	29,438	24,462
Management, salary & wages (net of recoveries)	44,305	27,646
Office & sundry	6,147	3,785
Office building expenses	7,278	5,261
Stock compensation expense	62,071	8,552
Telephone	1,506	1,037
Travel and accommodation	27,719	8,065
	268,373	128,497
OTHER EXPENSES (INCOME)		
Interest and US Exchange adjustment	(6,777)	(1,411)
Gain on disposal of property, plant and equipment		(26,401)
	(6,777)	(27,812)
LOSS FOR THE YEAR	(1,268,266)	(224,809)
DEFICIT, BEGINNING OF YEAR	(8,331,416)	(8,106,607)
DEFICIT, END OF YEAR	$(9,599,682)	$(8,331,416)
Loss per share, basic and diluted	$ (0.14)	$ (.04)
Weighted average number of Shares outstanding	9,243,611	6,511,056

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

Statement 3

Statement of Cash Flows

Years ended April 30, 2006 and 2005

	2006	2005
Cash Flows from Operating Activities		
Loss for the period	$ (1,268,266)	$ (224,809)
Add (Deduct): Items not involving cash		
Amortization	4,235	5,004
Gain on disposal of property, plant and equipment	Nil	(26,401)
Stock compensation	62,071	8,552
	(1,201,960)	(237,654)
Changes in non-cash working capital items:		
GIC	(56,651)	(50,000)
Decrease (increase) in prepaid amounts	(965)	68
Decrease (increase) in accounts receivable	1,854	16,156
Increase (decrease) in amounts due to directors	(152)	(22,115)
Increase (decrease) in accounts payable	4,396	(9,984)
	(1,253,478)	(303,529)
Cash Flows from Financing Activities		
Shares issued for cash	1,280,725	189,525
Cash Flows from Investing Activities		
Acquisition of property, plant and equipment	Nil	Nil
Decrease in investments	Nil	Nil
Proceeds from sale of property, plant and equipment	Nil	39,900
	Nil	39,900
Increase (decrease) in Cash	27,247	(74,104)
Cash, and Term Deposits, Beginning of period	49,227	123,331
Cash and Term Deposits, End of period	$ 76,474	$ 49,227

	2006	2005
Supplementary Schedule		
Income taxes paid	$ Nil	$ Nil
Amortization of property, plant and equipment to mineral properties	$ 3,531	$ 4,123
Non-monetary transactions		
Shares issued for costs	$ Nil	$ Nil
Stock compensation	$ 62,071	$ 8,552

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS

Years ended April 30, 2006 and 2005

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accepted accounting principles in Canada.

a) Nature of Operations:

The Company was incorporated on October 17, 1980 under the laws of British Columbia and its principal business activity is mineral property exploration. The Company, directly and through joint ventures, is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the development, and the generation of sufficient income through future production from, or the disposition of, such assets.

b) Management Estimates:

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents:

Cash and cash equivalents include cash on hand, account balances with banks and short-term deposits with original maturities of three months or less.

d) Marketable Securities:

Marketable securities are stated at the lower of cost and lowest quoted market value.

e) Property, Plant and Equipment:

Property, plant and equipment are stated at cost less accumulated amortization. Amortization of property, plant and equipment is recorded on the declining balance basis at the rates indicated in note 4 and is allocated between operations and deferred exploration expenditures based on the nature of the asset and the relative percentages of its use.

f) Mineral Properties:

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred. A $5,000 one-year renewable bond is deposited under MX reclamation agreement with Ministry of Mines for purposes of general exploration.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2006 and 2005

f) **Mineral Properties: (continued)**

Title to mineral properties involves inherent risks due to difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently unreliable conveyancing history characteristic of many mineral properties. The Company has investigated title to all it mineral properties and, to the best of its knowledge, all of its properties are in good standing.

The Company previously had deferred mineral property acquisition and exploration costs until the properties are brought into production at which time these costs were to be amortized over the estimated life of the ore body to which they relate. Costs deferred in prior years have been written off to expenses in the prior years.

g) **Loss Per Share:**

Basic earnings (loss) per share is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the year. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

h) **Stock Based Compensation:**

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "*Stock-based Compensation and Other Stock-based Payments*" which requires fair value accounting for all stock options issued during the year.

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

i) **Future Income Taxes:**

The Company follows the asset and liability method of accounting for income taxes whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

j) **Financial Instruments:**

The Company's financial instruments consist of cash and cash equivalents, guaranteed investment certificates (GIC), other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

k) **Asset Retirement Obligations:**

Effective May 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

l) **Share Capital:**

i) The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

m) **Flow-Through Shares:**

The Company has adopted the new accounting pronouncement relating to flow-through shares effective for all flow-through share agreements dated after March 19, 2004. Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares whereby the investor may claim the tax deductions arising from the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate) thereby reducing share capital.

n) **Joint Ventures:**

Certain of the Company's properties were the subject of joint venture agreements. Where joint venture agreements exist, the Company's proportionate share of assets, liabilities, revenues, costs and expenditures relating to these properties have been recorded in the accounts.

o) **Variable Interest Entities – Change in Accounting Policy**

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 "Consolidation of Variable Interest Entities," to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("VIE"). The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them. The Guideline is effective for annual and interim periods beginning on or after November 1, 2005, and upon adoption, will not materially impact the Company's results of operations and financial position.

3. MARKETABLE SECURITIES

	2006	2005
Securities of New Nadina Explorations Limited		
Opening balance	**$ 76,592**	**$ 76,592**
Additions during the year	**Nil**	**Nil**
Closing balance – lowest recorded market price	**$ 76,592**	**$ 76,592**

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method. New Nadina has a director in common with the Company. The Company on April 30, 2006 owned 1,842,582 New Nadina common shares representing 8.72% of the issued shares. On April 30, 2006, the quoted market value was $ 0.57 per common share.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2006 and 2005

4. PROPERTY, PLANT AND EQUIPMENT

	Amortization Rate	Cost	Accumulated Amortization	2006 Net Book Value
Land		$10,000	$ Nil	$ 10,000
Paving	8%	4,861	2,518	2,343
Buildings	4%-5%	86,401	33,591	52,810
Mining equipment	30%	117,557	114,935	2,622
Office equipment	20%	53,972	51,153	2,819
Trailer	30%	21,861	21,856	5
Automobiles	30%	5,417	5,416	1
		$300,069	$229,469	$70,600

	Amortization Rate	Cost	Accumulated Amortization	2005 Net Book Value
Land		$10,000	$ Nil	$ 10,000
Paving	8%	4,861	2,315	2,546
Buildings	4%-5%	86,401	31,391	55,010
Mining equipment	30%	117,557	113,811	3,746
Office equipment	20%	53,972	50,448	3,524
Trailer	30%	21,861	21,854	7
Automobiles	30%	5,417	5,415	2
		$300,069	$225,234	$74,835

5. *MINERAL PROPERTIES*

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the year ended 2006	Greenwood Area	DHK NWT	Silica Quarry	Naket	2006 Total
Amortization	$ 3,531	$ -	$	$ -	$ 3,531
Assaying	2,205				2,205
Assessment, filing fees& membership	3,705	300			4,005
Direct charges – wages	12,425	17,300	55		29,780
Exploration costs i)	28,066	908,554			936,620
Field supplies	142				142
Legal & miscellaneous	-	16,126			16,126
Property costs & acquisition	516				516
Property and mineral taxes	1,635				1,635
Roadwork/reclamation	541				541
Storage (samples & equipment)	6,564				6,564
Travel & accommodation	1,096	3,909			5,005
Total:	$ 60,426	$ 946,189	$ 55	$	$ 1,006,670

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2006 and 2005

5. MINERAL PROPERTIES - *continued*

Exploration Expenditures by Property For the year ended 2005	Greenwood Area	DHK NWT	Silica Quarry	Naket	2005 Total
Amortization	$ 4,123	$ -	$	$ -	$ 4,123
Assaying	109	-	-	-	109
Assessment, filing fees& membership	4,595	250	-	50	4,895
Direct charges – wages	19,095	10,950	25	-	30,070
Exploration costs	43,270	19,876	-	550	63,696
Field supplies	1,540	-	-	-	1,540
Legal & miscellaneous	-	3,683	-	-	3,683
Property costs & acquisition	111	-	-	-	111
Property and mineral taxes	1,667	-	-	-	1,667
Roadwork/reclamation	4,789	-	-	-	4,789
Storage (samples & equipment)	6,706	-	-	-	6,706
Travel & accommodation	2,092	643	-	-	2,735
Total:	$ 88,097	$ 35,402	$ 25	$ 600	$ 124,124

i) Exploration costs include drilling, equipment costs; freight/delivery expense; geology, geophysics, geochemical expenses; and allocation of office and overhead expenses relating to exploration activities.

The DHK exploration costs represent what the Company has paid for its share of all related exploration program costs on the WO and Pellatt Lake claim blocks in the Northwest Territories.

	Balance April 30, 2005 and 2006	
Deferred Exploration Expenditures		
Deferred Exploration	$	**Nil**
Acquisition Costs		
Greenwood Area		1
Arcadia (Skylark) – Greenwood Area		1
DHK Diamonds Inc. – NWT		1
Silica Quarry - Saskatchewan		Nil
Naket – Nunavut		1
Total Mineral Properties Deferred	**$**	**4**

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain properties comprising of 476 units of mineral tenure where approximately 500 acres is surface in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Arcadia (Skylark), Tam O'Shanter and Niagara.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2006 and 2005

5. MINERAL PROPERTIES - continued

b) DHK DIAMONDS INC. - Northwest Territories:

DHK Diamonds Inc. ("DHK") a private company incorporated and registered in the Northwest Territories is equally owned by Kettle River Resources Ltd., Dentonia Resources Ltd. ("Dentonia") and Horseshoe Gold Mining Inc. ("Horseshoe"). Operations and funding provisions of DHK are governed by a Shareholders' Agreement where each shareholder is represented on the board by two directors.

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. ("KCEI") optioned the property, carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most kimberlites tested and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000 returning the property to DHK. DHK then entered into various agreements with BHP Billiton Diamonds Inc. allowing them to earn varying interests in the property. After unsuccessful exploration by Archon Minerals Ltd. and BHP Billiton Diamonds Inc., the WI and DHK Blocks were abandoned.

Most claims in the WO block were forfeited after testing of airborne survey anomalies proved mostly unsuccessful in finding new kimberlites. Claims held under the existing agreement are in the WO Claim Block are in the vicinity of the Tli Kwi Cho (DO27) and continue to have potential. At this time the DHK participating interest was 28.8%. Subsequent to December 16, 2003, BHP transferred their interest in the project to Peregrine Diamonds Inc. ("Peregrine").

The December 6, 2002 BHP Billiton Diamonds Inc. agreement was amended September 20, 2004 to appoint Peregrine in their place and later amended June 13, 2005 to acknowledge Peregrine having earned a 54.475% interest thus reducing DHK to 20%. In the spring of 2005, Peregrine was able to extract just over 150 tonnes of kimberlite that produced 135.96 carats of diamonds with an average grade of about 0.91 carats per tonne. Three independent valuations of diamonds resulted in average values of US$67.20, US$59.95, and US$53.21 per carat with a 1.85 carat diamond valued at between US$1,591 and US$2,063 being the highest valued stone.

A joint venture core-drilling program during April and May 2005, designed to twin the Reverse Circulation holes in the bulk sample plus obtain geological information, produced 750 meters of NQ size core in three holes. The deepest hole ended in kimberlite at 460 meters. The recovered kimberlite, after geological review, was sent for caustic fusion. Micro macro diamond analysis results are pending.

Kettle River contributed its one-third share of the DHK portion to the 750 meter 2005 spring core-drilling program. Subsequent to the approval of the January 2005 budget, in June 2005, the operator added the cost of the caustic fusion to this budget. In order to move the project forward, DHK contributed 28.8% of the cost to carry Aberex Minerals Ltd. (Aber Diamonds) for 3.11% of their 9.75% in this single program.

Peregrine commenced a core-drilling program in July 2005 and funded the first $500,000 in order to meet the requirements of the June 13, 2005 amended agreement. Peregrine, thereby, fully earned their 54.475% interest, contributing interests are: DHK Diamonds Inc. 20%, Archon Minerals Ltd, 13.52%, Aber, 7.35% and SouthernEra Diamonds Ltd. 4.9%. At the completion of the 2005 core-drilling program at DO-27, Peregrine had drilled a total of 2,304 metres in 12 holes. Four of these holes were drilled into the main vent of DO-27 while the remaining holes were drilled into the northeastern subsidiary lobe of DO-27. In addition, 1,174 metres of core drilling were completed in 7 holes at DO-18. Analysis for microdiamonds received for drill holes drilled into the main vent of DO-27 returned values consistent with the 2005 bulk sample program.

Results from the more geologically complex northeastern lobe indicate good potential for the presence of large stones as relatively large diamonds (0.59 and 0.28 carats) were obtained from NQ core drill intercepts. Results of

5. MINERAL PROPERTIES - continued

b) DHK DIAMONDS INC. - Northwest Territories: - continued

micro-diamond samples received from the seven core holes drilled into the DO-18 are considered to be sufficiently encouraging to allow for the collection of a mini-bulk sample at DO-18 in the summer of 2006.

In February 2006, Peregrine commenced the extraction of a planned 3,000 tonne bulk sample on the DO-27 using a large diameter (24") reverse circulation drill (LDRC). On May 11, 2006, Peregrine announced that it had completed its winter 2006 bulk sampling program with the extraction of 566 tonnes of kimberlite, unable to obtain the 3,000 tonne goal. It also announced, at that time, that the bulk sampling program would continue in August, 2006 with LDRC drilling on the land-based portion of DO-27 (Northeast Lobe) and that in October, 2006 LDRC drilling would begin on the DO-18 kimberlite. On June 8, 2006, Peregrine advised that processing of the 566 bulk sample would commence at the Ekati Diamond Mine Sample Plant on June 15, 2006 and anticipated that results would be released in August 2006.

A budget close to $14million for the DO18 and DO27 northeast lobe kimberlite extraction was approved July 21, 2006. A further budget of approximately $15million is anticipated for continued kimberlite extraction on DO27 (spring 2007) once results of the 566 tonne bulk sample are available.

Certain directors of DHK assert that the Company is required to reimburse amounts relating to 1994 DHK costs. The validity of these claims has not been proven. The Company and its management are of the opinion that this assertion is unsubstantiated. In an effort to settle this matter, the Company has requested a historical audit of DHK's financial statements be conducted. Until this is done to the Company satisfaction the financial statements are lacking DHK shareholder approval.

To date, the Company has contributed its share of all past DHK costs for which it believes it is lawfully responsible. No amount, contingent or otherwise, has been recorded in the Company's financial statements as owing to DHK because the amount is not determinable and management is of the opinion that the Company is not liable for payment thereof.

Pellatt Lake Property

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine.

In 2000, DHK acquired the Pellatt Lake property consisting of 10 claims from Kennecott Canada Explorations Inc, (KCEI) one of which contains a diamondiferous dyke like kimberlite. KCEI retains a gross overriding royalty of 1% on these claims. In the same year, six of the 10 KCEI claims were allowed to lapse and re-staked by DHK at a cost of $19,129 expiring January 3, 2003. An additional three claims were staked at a cost of $8,522 expiring November 15, 2002. In 2000 Intrepid Geophysics was contracted by DHK to revisit the airborne geophysical data and his report identified in a number of targets recommended for exploration. No exploration work was conducted by DHK and in March 2003, a refundable bond of $16,269 was posted on the three claims. One claim, PC 20 was forfeited by consensus on August 12, 2001. DHK Management allowed 6 claims (NPC4-9) to lapse at their expiry of January 3, 2003. Dentonia Resources Ltd., without consent, then staked this ground as SWB 1-7 for its own account on April 3, 2003.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2006 and 2005

5. **MINERAL PROPERTIES** - continued

b) DHK DIAMONDS INC. - Northwest Territories: - continued

Pellatt Lake Property - continued

DHK is currently taking PC9, PC10 and PC13 to lease and work is being filed on the NPC 1, 2 & 3 claims. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Drilling must be completed by the end of December 2005 (or the end of December 2006 in the event that +10 targets require testing). As Peregrine did not meet the December 31, 2003 deadline, an extension was granted. *Once Peregrine vests with 51% of certain areas (those drilled), it has a second* option to earn another 14% by completing a 200 tonne bulk sample within 4 years of vesting with 51%. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

During 2006, Peregrine drilled one hole (PL06-05 Target PL018) on the PC13 claim which is currently being taken to lease. Drilling (-65°) to a depth of 110 meters intersected kimberlite between 74-75.7m; 76.85-84.2m; and 95.2-96m. *The kimberlite encountered in hole PL05-06 is approximately 150m to the west of PL-*01, the kimberlite dyke discovered by Kennecott.

The Company has accounted for this investment as a regular mineral property transaction similar to Note 2(f). Therefore, all advances to DHK have been treated as mineral property costs. The Company has met all budget calls as per the Shareholders' Agreement and intends to maintain its one-third ownership in DHK Diamonds Inc.

c) SILICA QUARRY - Saskatchewan:

The Company holds a 50% participating interest in a 37acre Silica Quarry Lease in Saskatchewan. The lease expires in December 2009. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) NAKET - Nunavut:

The Company, with New Nadina Explorations Limited, owns a 50% participating interest in one claim in Nunavut. The Company is carried for the current program up to about $70,000 in order to equalize previous expenditures. In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. for a period expiring on August 1, 2005 on production of any diamonds or metal products from the claim blocks.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2006 and 2005

6. SHARE CAPITAL

a) **Authorized:** 50,000,000 common shares without par value

b) Issued and fully paid:

	No. of Shares		Value
Opening balance: May 1, 2004	**6,521,611**		**$ 9,089,360**
January 1, 2005 - private placement	1,000,000	1.	186,400
March 14, 2005 - warrants	12,500	2.	3,125
Balance before treasury shares at April 30, 2005	**7,534,111**		**9,278,885**
Less treasury shares at cost	(256,000)		(698,854)
Balance after treasury shares at April 30, 2005	**7,278,111**		**$ 8,580,031**
Opening balance: May 1, 2005	**7,534,111**		**$ 9,278,885**
June 20 – 27, 2005 – Warrants exercised	500,000	3.	125,000
June 27, 2005 – Warrants exercised	150,000	4.	37,500
June 28, 2005 – Warrants exercised	225,000	5.	56,250
August 30, 2005 – Warrants exercised	25,000	6.	6,250
September 8, 2005 – Warrants exercised	250,000	7.	62,500
Nov. 4, 2005 – Warrants exercised	50,000	8.	12,500
Nov 24, 2005 – Warrants exercised	187,500	9.	46,875
Dec. 6, 2005 – Warrants exercised	25,000	10.	6,250
Dec 16, 2005 – Warrants exercised	100,000	11.	25,000
Dec 23, 2005 – Warrants exercised	200,000	12.	50,000
Jan. 13 - 23, 2006– Warrants exercised	75,000	13.	18,750
Dec 2005 Private Placement	1,576,000	14.	765,000
Nov. 17, 2005 Options exercised	400,000	15.	94,455
Balance before treasury shares at April 30, 2006	**11,297,611**		**$ 10,585,215**
Less treasury shares at cost	(256,000)		(698,854)
Balance after treasury shares at April 30, 2006	**11,041,611**		**$ 9,886,361**

b) Issued and fully paid:

The treasury shares represent re-purchased shares of the Company.

Financings:

1. During the year ended April 30, 2005, the Company completed a non-brokered private placement for a total of 1,000,000 units at 20 cents, each unit consisting of one common share and one purchase warrant to purchase one common share at $0.25 cents exercisable for 12 months expiring February 2, 2006. The hold period on the shares and shares from the exercise of warrants expires on June 2, 2005.
2. Warrants issued December 24, 2003 for 12,500 common shares at $0.25 expiring December 24, 2005 were exercised March 14, 2005 for $3,125.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2006 and 2005

6. **SHARE CAPITAL** - continued

b) **Issued and fully paid:** continued

Warrants Exercised:

3. 500,000 common shares at $0.25 Issued January 31, 2005 (expiry February 2, 2006)
4. 150,000 common shares at $0.25 Issued December 24, 2003 (expiry December 24, 2005)
5. 225,000 common shares at $0.25 Issued December 24, 2003 (expiry December 24, 2005)
6. 25,000 common shares at $0.25 Issued January 31, 2005 (expiry February 2, 2006)
7. 250,000 common shares at $0.25 Issued December 24, 2003 (expiry December 24, 2005)
8. 50,000 common shares at $0.25 Issued January 31, 2005 (expiry February 2, 2006)
9. 187,500 common shares at $0.25 Issued December 24, 2003 (expiry December 24, 2005)
10. 25,000 common shares at $0.25 Issued January 31, 2005 (expiry February 2, 2006)
11. 100,000 common shares at $0.25 Issued January 31, 2005 (expiry February 2, 2006)
12. 200,000 common shares at $0.25 Issued December 24, 2003 (expiry December 24, 2005)
13. 75,000 common shares at $0.25 Issued December 24, 2003 (expiry December 24, 2005)

14. **Private Placement** completed December 5, 2005 for 1,530,000 units @ $0.50 for one common share and one warrant for one common share @ $0.75 expiring December 4, 2006. The company received $765,000.00 from this private placement. An additional Finders fee of 46,000 units was paid.

15. **Options** of 75,000 @ $0.15 (granted Jan 10, 2001), 90,000 at $0.17 (granted Sept 30, 2002) and 235,000 at $0.18 (granted Sept. 24, 2003). All were exercised totaling $68,850.

c) **Warrants:**

	Number	Price/share	Value	Expiry
Issued December 24, 2003	800,000	$0.25	$200,000	December 24, 2005
Exercised March 14, 2005	(12,500)		(3,125)	
Exercised June 27-28, 2005	(375,000)		(93,750)	
Exercised August 30, 2005	(25,000)		(6,250)	
Exercised Nov. 24, 2005	(187,500)		(46,875)	
Exercised Dec 23, 2005	(200,000)		(50,000)	
Issued January 31, 2005	1,000,000	$0.25	$250,000	February 2, 2006
Exercised June 27-28, 2005	(500,000)		(125,000)	
Exercised Sept. 8, 2005	(250,000)		(62,500)	
Exercised Nov 4, 2005	(50,000)		(12,500)	
Issued December 5, 2005	1,576,000	$0.75	$1,182,000	December 4, 2006
Exercised Dec 6, 2005	(25,000)		(6,250)	
Exercised Dec 16, 2005	(100,000)		(25,000)	
Exercised Jan 13-23, 2006	(75,000)		(18,750)	
Balance at April 30, 2006	**1,576,000**		**$1,182,000**	

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2006 and 2005

6) SHARE CAPITAL - continued

d) Share purchase options:

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant.

On November 17, 2005, 400,000 options granted to directors between January 10, 2001 and September 24, 2003 were exercised.

As at April 30, 2006 there were 450,000 (April 30, 2005 - 400,000) options outstanding.

Summary of the Company's options at April 30, 2006 and the changes for the year:

Date	Number granted	Exercised	Expired/ Cancelled	Number outstanding April 30, 2006	Price per share	Expiry date
January 10, 2001	75,000	Nil	Nil	75,000	$0.15	January 10, 2006
September 30, 2002	90,000	Nil	Nil	90,000	$0.17	September 30, 2007
September 24, 2003	235,000	Nil	Nil	235,000	$0.18	September 24, 2008
October 27, 2005	450,000	Nil	Nil	**450,000**	$0.50	October 27, 2010
November 17, 2005		(75,000)		(75,000)		
November 17, 2005		(90,000)		(90,000)		
November 17, 2005		(235,000)		(235,000)		
	850,000	(400,000)	Nil	**450,000**	**Balance**	

e) Contributed Surplus

Details are as follows:

		2006		2005
Balance – Beginning of year	$	**25,605**	$	17,053
Transferred to share capital upon exercise of options		**(25,605)**		Nil
Fair value of stock-based compensation *(Note 7a)*		**62,071**		8,552
Balance – End of year	$	**62,071**	$	25,605

7. STOCK BASED COMPENSATIONS

a) Effective May 1, 2003, the Company has prospectively adopted the new recommendation of CICA Handbook Section 3870 "*Stock-based Compensation and Other Stock-based Payments*" (*Note 2i*). This standard requires that stock-based awards made to employees and non-employees are to be measured and recognized using a fair value based method.

During the year ended April 30, 2006, the Company granted options to purchase up to 450,000 shares of the Company at an exercise price of $0.50 per share. The total value of the options granted was calculated to be $186,214 on the grant date. Since the options were granted under a graded vesting schedule, $62,071 of the fair value has been recorded in the Company accounts during the year.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2006 and 2005

7. STOCK BASED COMPENSATIONS - *continued*

b) The fair value of options granted is estimated on the date of grant using the Black-Scholes Option Pricing Model with the following weighted average assumptions:

	April 30,2006
Average risk free interest rate	4.04 %
Average expected option life	5 years
Stock volatility – based on trading history	117 %
Dividend payments during life of option	Nil

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially affect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company's stock option awards.

8. RELATED PARTY TRANSACTIONS

Advances from directors and shareholders are unsecured and bear no interest. As at April 30, 2006, $431 (2005 - $583) is owed to directors.

Except as noted elsewhere in these financial statements, the Company incurred the following expenses with related parties as follows:

	2006	2005
To three directors for telephone and office to offset expenses incurred in conducting company affairs,	$ 6,000	$ 4,800
To a director who is the president for administration and project management, of the Company and for storage facilities (exploration equipment and drill core samples),	78,000	74,550
To a director who is not an employee for administration support,	17,500	Nil
To a former director and president of the Company for geological exploration services and exploration management and for equipment use and storage facilities for Company owned exploration equipments, drill core and samples	Nil	41,650
To a director who is a geological engineer for consulting services	2,000	Nil
Total	$103,500	$121,000

During the period a total of $25,350 (2005 - $28,175) was recovered from a company that has two common directors to offset office, management and secretary expenses. At April 30, 2006 there was a receivable of $3,637 (2005 - $6,407) due from this company which is included in other accounts receivable.

The above transactions have been recorded at their exchange amount, which is the amount of consideration agreed upon by the related parties.

KETTLE RIVER RESOURCES LTD.
NOTES TO FINANCIAL STATEMENTS (continued)

Years ended April 30, 2006 and 2005

9. SEGMENTED INFORMATION

No segmented information is presented because the Company has no recent logging operations and the Company is solely involved in mineral exploration.

10. INCOME TAXES

The tax effects of temporary differences that give rise to the Company's future income tax asset are presented below:

	2006	2005
The current statutory income tax rate is 34.12% for 2005 and 2006		
Non-current future income tax assets:		
Property, plant and equipment	$ 7,010	$ 5,708
Mineral properties	2,768,342	2,531,467
Capital loss carry forward	24,875	25,968
Non capital loss carried forward	87,368	Nil
Investments	31,787	31,787
	2,919,382	2,594,930
Valuation allowance	(2,919,382)	(2,594,930)
	$ Nil	$ Nil

11. SUBSEQUENT EVENT

There have been no material events subsequent to the year end of the Company.

FORM 51-102F1

**MANAGEMENT DISCUSSION AND ANALYSIS
FOR
KETTLE RIVER RESOURCES LTD.**

Our Management's Discussion and Analysis

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and all reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

Activities on Mineral Projects

Kettle River's main objective is to make a mineral deposit discovery. Land holdings are mainly focused on exploration in Canada for gold in the Greenwood Mining District and diamonds in the Northwest Territories.

Greenwood Mining Division – Southern British Columbia

The Company owns 100% interest in a number of individual properties within the Greenwood Mining Division. Within an approximate 44 square kilometer area the Company currently holds 75 Crown Grants, 12 Mineral Leases, 28 Reverted Crown Grants covered by cell claims prospective for gold, silver and copper. Properties are segregated by area for exploration and accounting purposes. The largest holding is the Phoenix property that was acquired by Noranda Explorations Ltd. from Granby Mining Company in 1979 and later by the Company. Upon termination of the Greenwood Area Noranda joint venture, Noranda fulfilled reclamation requirements on these properties to the satisfaction of mining and environment ministries. During the year $60,426 was expended on properties in the Greenwood Area.

Greenwood Area Expenditure breakdown by property for the period ended April 30, 2006

	Phoenix	Bluebell	Rads	Tailings	Haas	Arcadia	Tam O'Shanter	Niagara	Greenwood Area
Amortization	$ 883	$ 883	$	$	$	$	$ 1,765	$	$ 3,531
Assessment, filing fees, membership	1,475	76	672			45	326	1,110	3,704
Direct charges – wages	6,150	1,000	1,200	725		1,700	350	1,300	12,425
Exploration costs	6,415	2,820	6,283	500	600	2,315	2,647	8,692	30,272
Property costs & acquisition	225	125		542		66		100	1,058
Roadwork/reclamation	142								142
Storage (samples& equipment)	2,261	1,999					2,303		6,563
Property and Mineral taxes	1,286	349							1,635
Travel and accommodation	48		409					639	1,096
Total:	**$ 18,885**	**$ 7,252**	**$ 8,564**	**$1,767**	**$600**	**$ 4,126**	**$ 7,391**	**$11,841**	**$ 60,426**

During the period Linda Caron, M.Sc., P.Eng was contracted to provide a technical report on the Company's Greenwood Area properties. The report, dated September 30, 2005 provides an excellent summary and recommendations for further work on each of the specific properties within the Greenwood Area gold/copper prospects. The report is posted to the Company's website in Adobe Acrobat format.

During October, a team of two prospectors, under the supervision of Linda Caron, conducted fieldwork on the Rad and Niagara properties. Several samples were taken. Niagara property returned a few low grade Cu, Ag and Zn values.

The best gold value from the Rads was a 5.95 g/t Au (with 0.6% Zn) from the very east side of the property, on the steep east-facing slope of the Granby River valley. This sample will be another area to follow-up at a future date.

Phoenix Mine Area:

Of the 55 Crown Grants and Mineral Lease tenure covering this former copper gold producer, surface title and various timber rights are held on approximately 350 acres. The Marble prospect was taken to a quarry lease and fees paid. To date, neither the quantity nor the extent has been determined. The marble named "Pastel Marble" due to its subtle pink, green, gray coloration on an off white background takes a high polish. During the period costs of $18,885 (2005 - $40,913) related to the recording of work programs and generation of reports with wage costs of $6,150.

Phoenix Tailings property:

This property contains approximately five million tons of tailings produced from the Granby Phoenix operations during the late 1950's and early 1960's and cover approximately 50 acres of the 336 acre land package known as the Tremblay Farm. The site was reclaimed by Noranda to satisfy mining and environmental ministries in 1979. Reclamation included soil placement on tailings surface with hardy alfalfa/grass planted and a spillway channel constructed to accommodate runoff. Tests confirm there is no deleterious content in the tailings and an agreement is held with downstream property owners absolving liability in the event of a spill. In 2001 a *Study for Industrial Minerals Potential* (Report#1058 May 2002) was contracted to UBC Center for Industrial Minerals Innovations to determine industrial mineral potential that basically concluded content was not economical at then current prices.

Costs of $1,767 (2005 - $2,822) during the period relate mainly to reclamation costs of $500, wage costs of $725, and perimeter fencing repair costs of $542.

Haas Creek Talc:

Costs of $600 (2005 – $100) are related to an independent compilation report and annual quarry fees.

Bluebell-Summit Property:

The property is mainly comprised of 20 Crown Grants where under surface title is held. Limited exploration was conducted and costs of $7,252 (2005 - $4,753) relate to core and sample storage, mineral property taxes and an independent compilation report.

Tam O'Shanter:

The property consists of 46 units (3 located claims) and 7 Reverted Crown Grants located to the west of Greenwood. Prospecting and a review of compiled data led to further exploration in the area of the Wild Rose vein. Drilling and trenching took place in early 2004 consisting of 1,400 meters and intersected the Wild Rose Zone in seven of the eight drill holes. The last and deepest hole of the program encountered gold values at a vertical depth of 150m appears to be an extension of a zone at depth encountered in 1992 and 1995. The 80 meter distance between intercepts (previous gold values of 0.58 opt over 1.1m, 0.21 opt over 3m with recent values of 0.3 opt over 1m) represents a significant discovery as this type of apparent continuity of width and grade has not been observed previously. Further drilling is recommended in the Tam O'Shanter report. J.M. Hutter, P. Geo. was the qualified person as defined in NI 43-101 on the project.

Costs during the year ended April 30, 2006 of $7,391 (2005 - $18,769) related to sample and core storage and the balance for an independent compilation report.

Rads and Shickshock/Sailor Boy Property:

The property consists of 2 Reverted Crown Grants and 8 located claims for a total of 10 units. During the year fieldwork was conducted with several samples taken the best gold value was 5.95 g/ton gold (with 0.6% zinc). Costs of $8,565 (2005 – Nil) are related to an independent compilation report and to the fieldwork undertaken.

Niagara Property:

The property consists of 23 units within 4 claims. Costs of $11,841 (2005 - $3,080) relate to prospecting and reviewing potential for further work and to an independent compilation report.

Lac de Gras – Northwest Territories - DHK Diamonds Inc: (DHK):

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. (KCEI) optioned the property, carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most kimberlites tested and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000 returning the property to DHK. DHK then entered into various agreements with BHP Billiton Diamonds Inc. allowing them to earn varying interests in the property. After unsuccessful exploration by Archon Minerals Ltd. and BHP Billiton Diamonds Inc., the WI and DHK Blocks were abandoned.

Most claims in the WO block were forfeited after testing of airborne survey anomalies proved mostly unsuccessful in finding new kimberlites. Claims held under the existing agreement are in the WO Claim Block in the vicinity of the Tli Kwi Cho (DO27) and continue to have potential exploration. On December 16, 2003, BHP first advised they wished to divest themselves of their interest in the project and have transferred their interest to Peregrine Diamonds Inc. ("Peregrine"). The DHK participating interest is 20% of which the Company owns 1/3.

The Company holds an equal 1/3 of the issued shares of DHK. The Company reports contributions to budgets as exploration costs. During the year ended 2006, costs of $946,189 were incurred: exploration costs of $908,554, legal fees of $16,126, dues and memberships of $300 and $21,209 for management and related expenses, which include administrative travel costs.

Tli Kwi Cho (DO27) Bulk Sample Report

On June 14, 2005 the Company issued a news release, the entire content and pictures of the diamonds can be accessed on the Company website, reporting the results from the spring bulk sample undertaken by Peregrine Diamonds Inc.

Using a 14 inch diameter reverse circulation (RC) drill rig, Peregrine was able to extract just over 150 tonnes of kimberlite that produced 135.96 carats of diamonds with an average grade of about 0.91 carats per tonne.

1,806 diamonds were recovered using a 1mm screen. There were 21 stones larger than one-half carat recovered with the largest stones coming from the central volcanic kimberlite facies. The four largest stones were a 2.93 carat, light brown, flattened octahedron, a 2.66 carat, off-white, tetrahexahedron, a 1.85 carat, clean, white octahedron, and a 1.62 carat clean, white, complex tetrahexahedron.

The diamonds recovered from the winter/2005 bulk sampling program were evaluated by three internationally recognized valuators who determined that they had average values of US$67.20, US$59.95 and US$53.21 per carat.

Tli Kwi Cho – Ongoing Exploration

A joint venture core-drilling program during April and May 2006, designed to twin the Reverse Circulation holes in the bulk sample plus obtain geological information, produced 750 meters of NQ size core in three holes. The deepest hole ended in kimberlite at 465 meters. The recovered kimberlite, after geological review, was sent for caustic fusion. Micro macro diamond analysis results are pending. In order to move the project forward, DHK contributed 28.8% as well as carrying Aberex Minerals Ltd. (Aber Diamonds) for 3.11% of their 9.75% interest.

Peregrine commenced a core-drilling program in July 2005, funding the first $500,000 in order to meet the requirements of the June 13, 2005 amended agreement. Peregrine has, thus, fully earned their 54.475% interest, contributing interests are: DHK Diamonds Inc. 20%, Archon Minerals Ltd., 13.52%, Aber, 7.35% and SouthernEra Diamonds Ltd. 4.9%. At the completion of the 2005 core-drilling program at DO27, Peregrine had drilled a total of 2,304 metres in 12 holes. Four of these holes were drilled into the main vent of DO27 while the remaining holes were drilled into the northeastern subsidiary lobe of DO27. In addition, 1,174 metres of core drilling were completed in 7 holes at DO18. Analysis for microdiamonds received for drill holes drilled into the main vent of DO27 returned values consistent with the 2005 bulk sample program. Results from the more geologically complex northeastern lobe indicate good potential for the presence of large stones as relatively large diamonds (0.59 and 0.28 carats) were obtained from NQ core drill intercepts. Results of micro-diamond samples received from the seven core holes drilled into the DO18 are considered to be sufficiently encouraging to allow for the collection of a mini-bulk sample at DO18 in the summer of 2006. Detailed drilling results of these can be viewed in various news releases available on the company's website.

In February 2006, Peregrine commenced the extraction of a planned 3,000 tonne bulk sample on the DO27 using a large diameter (24") reverse circulation drill (LDRC). On May 11, 2006, Peregrine announced that it had completed its winter 2006 bulk sampling program with the extraction of 566 tonnes of kimberlite. It also announced, at that time, that the bulk sampling program would continue in August, 2006 with LDRC drilling on the land-based portion of DO27 (Northeast Lobe) and that in October, 2006 LDRC drilling would begin on the DO18 kimberlite. On June 8, 2006, Peregrine advised that processing of the 566 bulk sample would commence at the Ekati Diamond Mine Sample Plant on June 15, 2006 and it is anticipated that results will be released in late August 2006.

Upcoming Exploration:

On Aug 10, 2006 a budget for $15,822,190 was approved. This program will fund the summer 2006 bulk sample on the DO18 and the north east lobe of DO27 and includes fall diamond drilling and over budget expenditures of the 2006 bulk sample. The Company will contribute $1.06 million to this program. It is anticipated the DHK partners will approve flow through financing for their individual contributions.

A second budget and cash call from Peregrine Diamonds Inc. is anticipated pending positive diamond results from processing of the 566 tonne 2006 bulk sample from the main vent of the DO27. Initial diamond counts from the 566 tonne bulk sample are expected in late August 2006. The overall project goal will be to obtain diamonds weighing a total of 2,000 carats in order to obtain a reliable valuation.

Pellatt Lake Property:

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine.

In 2000, DHK acquired the Pellatt Lake property consisting of 10 claims from Kennecott Canada Explorations Inc, (KCEI) one of which contains a diamondiferous dyke like kimberlite. KCEI retains a gross overriding royalty of 1% on these claims. In the same year, six of the 10 KCEI claims were allowed to lapse and re-staked by DHK at a cost of $19,129. An additional three claims were staked at a cost of $8,522. In 2000 Intrepid Geophysics was contracted by DHK to revisit the airborne geophysical data and his report identified in a number of targets recommended for exploration. No exploration work was conducted by DHK and in March 2003, a refundable bond of $16,269 was posted on the three claims having expiry dates of November 15, 2002. One claim, PC 20 was forfeited by consensus on August 12, 2001. DHK Management allowed 6 claims (NPC4-9) to lapse at their expiry of January 3, 2003. Dentonia Resources Ltd., without consent, then staked this ground as SWB 1-7 for its own account on April 3, 2003.

DHK is currently awaiting lease confirmation on PC9, PC10 and PC13 and work has been filed as well on the NPC 1, 2 & 3 claims. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option, within 4 years of vesting, to earn another 14% by completing a 200 tonne bulk sample. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

During 2006, Peregrine drilled one hole (PL06-05 Target PL018) on the PC13 claim which is currently being taken to lease. Drilling (-65°) to a depth of 110 meters intersected kimberlite between 74-75.7m; 76.85-84.2m; and 95.2-96m.

Hole PL06-05 was drilled to test a magnetic low, on land, a few hundred metres away from a kimberlite dyke/sill, PL-01, intersected by Kennecott Canada Exploration Inc. in 1997. The drill was set well back from the anomaly and an angle hole drilled. The drill hole intersected a magnetic phase of granite until 49.5m followed by non-magnetic metasediments, to 74m. From 74 to 75.7m, a highly altered green mica-bearing kimberlite with poor mineral preservation containing a 10cm layer (xenolith or actual bed?) of shale was intersected followed by a metre of metasediments. From 76.85 to 84.2m, a kimberlite horizon displaying dramatic textural variations was intersected.

The kimberlite encountered in hole PL05-06 is approximately 150m to the west of PL-01, the kimberlite dyke discovered by Kennecott. PL-01 was logged by Kennecott as a dyke, i.e. hypabyssal. There is clearly one hypabyssal kimberlite layer encountered in PL05-06, between 95.2 and 96m. The main kimberlite, encountered between 76.85 to 84.2m, displays many textures that are incompatible with a hypabyssal kimberlite: mud chips (presumably from surface sediments); olivine-bearing shale fragments of possible resedimented kimberlite; magma clasts or kimberlite lapilli with mud rims. These features are more compatible with a kimberlite that has fragmented and been exposed to surface. Samples have been submitted for thin sectioning which will allow better understanding of the environment in which this kimberlite formed.

Arcadia (Skylark) Property:

The property consists of 12 reverted Crown Grants purchased from G. Stewart with the Company and H.H. Shear acquiring the property as joint tenants. The Company is of the opinion that it may own 100% of the property resulting from the death of former two owners. On August 17, 2005, 100% interest in these mineral claims was transferred to the Company from the estate of George Stewart. During the period, property related expenses for $4,126 (2005 - $17,461) were incurred mainly relating to an independent compilation report.

Recently Kingsman Resources Ltd., owner of the adjoining property, conducted a diamond drill program based on their 2003 trenching program, results which may be obtained from their information on Sedar.com.

Saskatchewan – 50%

The Nipikamew silica sand quarry in Saskatchewan remains in good standing and the quarry production potential that is dependant on market demand continues to be reviewed. The property is 37 acres and under lease subject to an annual rental of $2 per acre which currently expires in December 1, 2009. Each partner records individual expenses as incurred. The Company has recently initiated discussions with a company to explore the potential to further test and market the silica potential on this property. During the year $55 (2005 - $25) was expended on research.

NAKET Project, Nunavut –50%

This property, located in Nunavut is north and east of Lac de Gras in the Hardy Lake area where diamondiferous kimberlites have *been discovered. Under an agreement dated August 1, 2000 in exchange for data and files, any property acquired within the Area* of Interest is subject to a 1% net smelter return (NSR) on metal production and 1% gross overriding royalty (GOR) on diamond production payable to Kennecott Canada Exploration Inc.

Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is currently carried for the current program up to $70,000 in order to equalize previous expenditures. There were no expenditures in the current year (2005 $600).

In 2001 the Company spent $12,943 on property acquisition and in 2002 staked an additional 6 claims costing $9,738 to own 12 claims at a cost of $22,691. The Company, to date has expended $106,669 on exploration. In October 2002, two of the twelve claims were allowed to forfeit, as test results were not encouraging. In 2004, another 9 claims were allowed to lapse leaving one claim covering 2,582.5 acres.

Our Results of Operations
Selected Annual Information – Audited statements

Year ended April 30th	Revenues from logging operations $	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Asset $	Total Liabilities $
2006	Nil	(1,268,266)	(0.14)	369,542	20,792
2005	Nil	(224,809)	(0.04)	290,768	16,548
2004	295,437	(185,382)	(0.03)	349,599	48,647
2003	283,655	(1,653,648)	(0.33)	309,072	52,291
2002	Nil	(1,712,443)	(0.37)	1,939,187	51,258

Summary of quarterly reports

The following table sets out financial information for the last 8 quarterly reports of Kettle River. The 1st, 2nd and 3rd quarters are derived from unaudited quarterly financial statements prepared by management. The 4th quarter represents the April 30th audited year-end financial statements. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Revenues from logging operations	Income or (Loss) from Continued Operation and Net Income (loss) $	Basic and Fully diluted Earnings (Loss) per share from Continued Operation and Net Income (loss) $	Total Assets	Total Liabilities
4th Quarter 2006	$ Nil	$ (357,730)	$ (0.04)	$ 369,542	$ 20,792
3rd Quarter 2006	Nil	(578,240)	(0.04)	710,995	35,550
2nd Quarter 2006	Nil	(211,208)	(0.03)	369,922	140,498
1st Quarter 2006	Nil	(121,088)	(0.02)	394,102	22,220
4th Quarter 2005	Nil	(46,787)	(0.01)	290,768	16,548
3rd Quarter 2005	Nil	(64,026)	(0.01)	349,808	31,926
2nd Quarter 2005	Nil	(48,759)	(0.01)	252,870	58,758
1st Quarter 2005	Nil	(65,237)	(0.01)	282,738	43,445
4th Quarter 2004	Nil	(87,777)	(0.02)	349,599	48,647
3rd Quarter 2004	(20)	(191,070)	(0.04)	344,807	22,031
2nd Quarter 2004	(240)	(117,308)	(0.02)	393,010	42,764
1st Quarter 2004	295,697	210,773	0.04	536,103	68,549

Results of Operations

For the year ended April 30, 2006, the Company experienced a net loss of $1,268,266 or $0.14 per share compared to a loss of $224,809 or $0.04 per share the previous year. Logging income from the Company's fee simple real estate holdings was nil in 2006 and nil in 2005.

Our operating expenses, arising from general and administrative costs and exploration costs on our properties, for the period was $1,275,043 as compared to $252,621 at April 30, 2005. Actual exploration expenditures in 2006 were $1,006,670 compared to $124,124 in 2005. During 2006 the Company conducted a number of exploration programs further explained in the property disclosure section.

Accounting, audit & legal fees increased to $50,453 from $40,188 the previous year, license, insurance and transfer agent costs of $29,438 increased from $24,462, office building expenses increased to $7,278 from $5,261, travel and accommodation increased to $27,719 from $8,065 and management costs increased to $44,305 from $27,646 and is reflected in decreased applicable exploration costs.

Effective May 1, 2003, the Company has prospectively adopted the new recommendations of CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments" which requires fair value accounting for all stock options issued during the year. This change in accounting treatment increased expenses by $62,071 in the current fiscal year. The prior year's stock-based compensation expense was $8,552.

There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Management changes during the period

On October 24, 2005, Brian McClay became a director to join Ellen Clements, Larry Widmer and Gerald Rayner. Ellen Clements was appointed President and Chief Executive Officer and Larry Widmer, B.Comm., accepted the position of Chief Financial Officer and Corporate Secretary.

Liquidity

The financial statements for the year ended April 30, 2006 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow, and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At April 30, 2006, Kettle River had a working capital of $273,146 compared to $194,381 at April 30, 2005.

Financing Activity and Principal Purposes

Private Placement completed December 5, 2005 for 1,530,000 units @ $0.50 for one common share and one warrant for one common share at $0.75 expiring December 4, 2006. The company received $765,000.00 from this private placement. An additional Finders' Fee of 46,000 units was paid.

Warrants outstanding:

Associated with the December 5, 2005 private placement are 1,576,000 warrants exercisable at $0.75 expiring December 4, 2006 with potential proceeds of $1,182,000.

During the year ended April 30, 2006 1,787,500 warrants were exercised providing cash of $446,875. On November 17, 2005 400,000 options to directors were exercised realizing additional cash to the company of $68,850. On October 27, 2005, 450,000 incentive options were granted to directors at a price of $0.50 for a period of 5 years.

Risks and Uncertainties

The Company is in the business of acquiring, exploring and developing diamond and mineral properties, and is exposed to a number of risks and uncertainties that are common to other exploration companies in the same business. The industry is capital intensive at all stages and is subjected to variations in commodity prices, market sentiment, and various other risks. The Company currently has no other source of income other than management fees, and interest on cash balances. The Company will rely mainly on equity financing to fund exploration activities on its mineral properties.

Early Stage – Need for Additional Funds

Kettle River has no history of profitable operations and its present business is at an early stage. As such, Kettle River is subject to many risks common to other companies in the same business, including under-capitalization, cash shortages, and limitations with respect to personnel, financial and other resources and the lack of revenues. There is no assurance that Kettle River will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of its early stage of operations.

Dependence on Management

The Company is very dependent upon the personal efforts and commitment of its existing management. To the extent that management's services would be unavailable for any reason, a disruption to the operations of Kettle River would result, and other persons would be required to manage and operate the Company.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2006 available on its SEDAR Page Site access is through www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

To the president and CEO, $6,000 per month is paid for corporate administration and project management. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $450 per day plus expenses. The Company provides office space and minimal management services to a company ("New Nadina Explorations Limited") with two directors in common, in consideration for a monthly fee of $1,500. In addition, fees for telephone, postage, travel as well as extraordinary management and secretarial services are based on actual usage. At April 30, 2006, there is a receivable from New Nadina Explorations Limited for $3,637. Advances from directors and shareholders are unsecured and bear no interest. As at April 30, 2006, $431 is owed to directors.

Changes in Accounting Policies

The financial statements for the year ended April 30, 2006 followed the same accounting policies and methods of application used in the previous year presentation.

Asset Retirement Obligations

This new section requires recognition of a legal liability for obligations relating to retirement of property, plant, and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

Other

There were no special resolutions passed by shareholders during the period.
Other than normal ongoing commitments relating to exploration of its properties or relating to these as defined under the Mines Act, the Company has no material commitment.
There has been no material variations between financial results and information previously disclosed.
There were no particular investor relation activities undertaken or contracts entered into during the period. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Steps have been taken to ensure that the Company conforms to the requirements of the new Business Corporations Act (British Columbia) (new BC Act") that came into effect on March 29, 2004.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, Growth Income Certificates (GIC), other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it.

The Quest For Diamonds Continues

Canadian Diamond Production

The diamond industry remains dominated by several large producers: De Beers, Rio Tinto, BHP Billiton, Alrosa with few junior diamond producers: Aber, Rex, Trivalence.

According to the DTC, rough diamond prices are expected to increase by 7% during 2006.

Polished imports into United States in September 2005 rose by 13% to $1.5 billion compared to the same month in 2004, according to figures released by the US Census Bureau.

Synthetic diamonds are still too costly to be economically viable and lack the mystery and unique nature of natural stones.

Striking it Rich

Canada's diamond production has increased 40 percent since 2003.


Diamond production, 2004; in billions
$1.2
Angola
1.3
S. Africa
1.4
Canada
2.0
Russia
2.9
Botswana

Source: De Beers, Bloomberg Markets Nov 2005

DO27 Diamonds



DO27 Diamonds



Grade Comparisons

Ekati™ Pipes*	Grade (Carats/tonne)
Panda pit	1.09
Misery	4.26
Koala pit	0.76
Fox	0.40
Sable	0.93
Panda underground	0.97
Koala underground	1.63
DO-27	0.98

* Source – Diamet AIF : 14 June 2000

Ore value per tonne of top kimberlite pipes in the world


Value (US$/tonne)
450
400
350
300
250
200
150
100
50
0
A-154S
A-418
PANDA
JWANENG
KOALA
MISERY
A-154N
UDACHNAYA
JERICHO
A-21
VENETIA
DO-27

Source: Peregrine Diamonds Inc. - 2006

DO27 - Cross Section Model


A
A'
Lake Water
Overburden
Kimberlite Microbreccia

File #82-666
Rule 12g3-2(b)



Rainbow at WO Project Camp

Head Office

Box 130, 298 Greenwood St.
Greenwood, BC, Canada, V0H 1J0
Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966
Email: kettle@direct.ca
Website: www.kettleriver.com

Annual General Meeting
10:00 am, Friday, October 27, 2006
Fang and Associates Barristers & Solicitors
Suite 1925 - 700 West Georgia St.
Vancouver, BC V7Y 1A1
Phone (604) 688-6775

Registrar and Transfer Agent

CUSIP#492705 108
Computershare Trust Company of Canada
4th Floor, 510 Burrard Street
Vancouver, B.C. V6C 3B9
Phone: (604) 661-0232

Listings and Filings

Trading Symbol KRR-V, TSX Venture Exchange
- Standard and Poors
- Moody's Investment
- Security and Exchange Commission
12g3-2(b) Exemption File #82-666

About the Logo

The logo for Kettle River Resources Ltd. was developed by our past president and founder, the late George Stewart. The logo represents the shadow pattern of a round, brilliant cut diamond immersed in methylene iodide (a heavy liquid), positioned on a white background and illuminated overhead by a single light source. This is done by gemologists to help determine the identity of a true diamond, versus the diamond simulants such as Cubic Zirconium (CZ), Strontium Titanate, G.G.G. and Y.A.G.

File #82-666
Rule 12g3-2(b)

RECEIVED
2006 OCT 25 P 3:19

KETTLE RIVER RESOURCES LTD.

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING

NOTICE is hereby given that the Annual and Extraordinary General Meeting (the "Meeting") of **Kettle River Resources Ltd.** (the "Company") will be held on **October 27, 2006** at Suite 1925-700 West Georgia Street, Vancouver, B.C. at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive and consider the Report of the Directors.
2. To receive and consider the audited financial statements of the Company for the period ending **April 30, 2006** together with the auditor's report thereon.
3. To appoint auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditors.
4. To elect directors to hold office until the next Annual General Meeting and to fix the number of directors at **four**.
5. To approve the proposed **Stock Option Plan** of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.
6. To authorize:
   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;
   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares; and
   (c) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).
7. To consider and, if thought fit, approve an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.
8. To transact such other business as may properly come before the meeting.

An Information Circular, report of the auditor and the audited financial statements of the Company for the year ended **April 30, 2006**, with related management discussion and analysis, accompany this Notice. The Information Circular contains details of matters to be considered at the Meeting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are requested to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular. Shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy and in the Information Circular to ensure that their shares will be voted at the Meeting.

DATED at Vancouver, British Columbia, this 20th day of September, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF KETTLE RIVER RESOURCES LTD.

Per: *"Ellen Clements"*
Ellen Clements, Director

KETTLE RIVER RESOURCES LTD.
P.O. Box 130, 298 Greenwood Street
Greenwood, British Columbia V0H 1J0
Phone: 250-445-6756 or 1-800-856-3966 or Fax: 250-445-2259
Email: kettle@direct.ca

INFORMATION CIRCULAR
as at September 20, 2006

The Information Circular is furnished in connection with the solicitation of proxies by the management of Kettle River Resources Ltd. (the "Company") for use at the annual and special meeting (the "Meeting") of it shareholders to be held on October 27, 2006 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this information Circular, references to "the Company", "we" and "our" refer to Kettle River Resources Ltd. "Shares means common shares in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

PERSONS MAKING THIS SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of Proxies by the Management of the Company for use at the Annual and Extraordinary General Meeting (the "Meeting") of the shareholders of **KETTLE RIVER RESOURCES LTD**. (the "Company") to be held at the time and place and for the purposes set forth in the accompanying Notice of Meeting, and at any adjournment thereof. It is expected that the solicitation will be primarily by mail. Proxies may also be solicited personally by officers of the Company. The cost of solicitation will be borne by the Company.

GENERAL PROXY INFORMATION

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. In accordance with National Instrument 54-101 of the Canadian Securities Administrators, arrangements have been made with brokerage houses and other intermediaries, clearing agencies, custodians, nominees and fiduciaries to forward solicitation materials to the beneficial owners of the voting common shares in the capital of the Company (the "Shares") held on a record by such persons and the Company may reimburse such persons for reasonable fees and disbursements incurred by them in so doing. All costs of this solicitation will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy are directors, officers or other representatives of the Company. A shareholder entitled to vote at the Meeting has the right to appoint a person or company, who need not be a shareholder, to attend and act for the shareholder on the shareholder's behalf at the Meeting other than either the persons or company designated in the accompanying form of proxy, and may do so either by inserting the name of that other person in the blank space provided in the accompanying form of proxy or by completing and delivering another suitable form of proxy. Submitting a proxy by mail, by hand or by fax are the only methods by which a shareholder may appoint a person as proxy other than a director or officer of the Company named on the form of proxy.

Voting by Proxyholder

On a poll the nominees named in the accompanying form of proxy will vote or withhold from voting the Shares represented thereby in accordance with the instructions of the shareholder on any ballot that may be called for. If the shareholder has specified a choice with respect to any matter to be acted upon, the Shares will be voted accordingly. The proxy will confer discretionary authority on the nominees named therein with respect to:

(a) each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b) any amendment to or variation of any matter identified therein, and

(c) any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the proxy, the nominees named in the accompanying form of proxy will vote the Shares represented by the proxy at their own discretion for the approval of such matter.

Registered Shareholders

Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered shareholders electing to submit a proxy must complete, date and sign the form of proxy. It must then be returned to the Company's transfer agent, **COMPUTERSHARE INVESTOR SERVICES** INC., 2nd Floor - 510 Burrard Street, Vancouver, B.C., V6C 3B9, or to the Company prior to the commencement of the Meeting. Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.

Advice to Beneficial Holders of Shares

The information set forth in this section is of significant importance to many shareholders of the Company, as a substantial number of shareholders do not hold Shares in their own name. Shareholders who do not hold their Shares in their own name (referred to in this Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of Shares can be recognized and acted upon at the Meeting. If Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those Shares will not be registered in the Shareholder's name on the records of the Company. Such Shares will more likely be registered under the names of the Shareholder's broker or an agent of that broker. In the United States, the vast majority of such Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that they follow the instructions of their broker to ensure their instructions respecting the voting of their Shares are communicated to the appropriate person.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the form of proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communication Services ("ADP") in the United States and in Canada. ADP mails a voting instruction form in lieu of the form of proxy provided by the Company. The voting instruction form will name the same persons as the proxy to represent the Beneficial Shareholder at the Meeting. A Beneficial Shareholder has the right to appoint a person (who need not be a Beneficial Shareholder of the Company) other than the persons designated in the voting instruction form, to represent the Beneficial Shareholder at the Meeting. To exercise this right, the Beneficial Shareholder should insert the name of the desired representative in the blank space provided in the voting instruction form. The completed voting instruction form must then be returned to ADP by mail or facsimile or given to ADP by phone or over the internet, in accordance with ADP's instructions. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from ADP cannot use it to vote Shares directly at the Meeting - the voting instruction form must be returned to ADP, as the case may be, well in advance of the Meeting in order to have the Shares voted. Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, Beneficial Shareholders may request in writing that their broker send to them a legal proxy which would enable them to attend at the Meeting and vote their Shares.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by either executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to **COMPUTERSHARE INVESTOR SERVICES INC.**, 2nd Floor - 510 Burrard Street, Vancouver, B.C., V6C 3B9 or at the address of the registered office of the Company at P.O. Box 10037, Pacific Centre, Suite 1925 -700 West Georgia Street, Vancouver, B.C. , at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law. In addition, a proxy may be revoked by the registered shareholder personally attending the Meeting and voting the registered shareholder's Shares. A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, nor any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors, the appointment of the auditor and as set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Board of Directors of the Company has fixed **September 20, 2006** as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Shares voted at the Meeting.

As of **September 20, 2006**, the Company had outstanding **11,297,611** fully paid and non-assessable Shares without par value, each carrying the right to one vote.

To the knowledge of the directors and executive officers of the Company, only the following person beneficially owned, directly or indirectly, or exercised control or direction over, Shares carrying more than 10% of the voting rights attached to all outstanding Shares of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Ellen Clements	**1,148,470**	**10.17%**
CDS & Co.	**8,308,191**	**73.54%**

The above information was supplied to the Company by the shareholders and from the insider reports available at www.SEDI.ca.

FINANCIAL STATEMENTS

The comparative audited financial statements of the Company for the year ended **April 30, 2006** and the report of the auditor thereof will be placed before the Meeting. The audited financial statements, the report of the auditor, together with the management's discussion and analysis, were mailed to shareholders in accordance with National Instrument 54-101.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to approve the resolutions described herein except special resolutions will be required to change the authorized share structure of the Company to an unlimited number of shares and to adopt new Articles for the Company. A special resolution is a resolution passed by a majority of not less than **two-thirds** of the votes cast by the shareholders who, being entitled to do so, voted in person or by proxy at the Meeting. If there are more nominees for election as directors or appointment of the Company's auditor than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled. If the number of nominees for election or appointment is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of Directors of the Company is currently determined at **four.** The board proposes that the number of directors remain at **four**. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors elected be fixed at **four.**

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is earlier vacated in accordance with the provisions of the British Columbia *Business Corporations Act* ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

The following table sets out the names of management's nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee's principal occupation, business or employment for the five preceding years for new director nominees, the period of time during which each has been a director of the Company and the number of Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at **September 20, 2006.**

Name, Office Held, and Residence	**Date First Appointed**	**Present Occupation and if not elected director Occupation for past 5 years**	**# of Shares Beneficially Owned, Directly or Indirectly, or Over which Control or Direction is Exercised at the Date of this Information Circular**
Ellen Clements President, Chief Executive Officer and Director Greenwood, British Columbia, Canada	March 17, 1992	President, Chief Executive Officer and Office Manager of the Company	**1,148,470**
Larry Widmer* Secretary, Chief Financial Officer and Director Kelowna, British Columbia, Canada	August 14, 2003	Secretary, Chief Financial Officer, Self-Employed: Business Management Consultant, Network Communications.	**133,500**
Brian A. McClay* Director Vancouver, British Columbia, Canada	April 13, 2006	Mining Executive, Mosquito Consolidated Gold Mines Limited since 1990; Manager, Vicore Mining Developments Ltd. from 1996 to present; President of Mosquito Consolidated Gold Mines Limited since 2004	**100,000**
Gerald H. Rayner* Director, West Vancouver, British Columbia, Canada	September 25, 1992		**100,000**

* Member of Audit Committee

Ellen Clements currently serves as a Director and Chief Financial Officer of two publicly traded companies. She began her office administration career at CIBC in 1967 and has continually worked in the field of bookkeeping and accounting since that date. She has helped to manage and administrate a number of companies (private and public) as a contract bookkeeper and office administrator. She has participated in and directed many training and development programs including heritage and tourism development, the Community Access Program and computer training programs. Ellen has also served as a director on several non-profit societies, often in the capacity of Treasurer. Ellen is known for keeping meticulous records, strong principles and her depth of knowledge of managing and administrating a publicly traded company.

Larry Widmer obtained his Bachelor of Commerce degree with a Finance Major from the University of Calgary in 1984. Over the past 20 years, Larry has also received considerable industry training and certification in real estate, strategic planning, facilitation and financial planning. He has extensive business development experience primarily through his management consulting practice, Network Communications that was established in 1988 and has assisted hundreds of businesses through business planning, strategic planning and start-up. Larry's board of directors' experience includes seventeen years as Director and Treasurer of Widmer Realty Ltd., five years as Director and President with the City of Kelowna Art Foundation and two years as a Director for Kettle River Resources Ltd.

Brian A. McClay, director of Mosquito Consolidated Gold Mines Limited and Vicore Mining Developments Ltd.

Gerald H. Rayner's financial and accounting experience was mainly acquired through management of his private consulting business of forty years and his experience as a director on various public company boards.

CORPORATE GOVERNANCE DISCLOSURE

1. Board of Directors - Disclose how the board of directors (the board) facilitates its exercise of independent supervision over management, including

   i) the identity of directors that are independent, and

   (ii) the identity of directors who are not independent, and the basis for that determination

The mandate of the Board is to supervise the management of the Company and to act in the best interests of the Company. The Board acts in accordance with:

1. the *Business Corporations Act* (British Columbia)
2. the Company's articles of incorporation and by-laws
3. the Company's code of business conduct
4. the charters of the Board and the Board committees; and
5. other applicable laws and Company policies

The Board approves all significant decisions that affect the Company before they are implemented. The Board supervises their implementation and reviews the results.

The Board is actively involved in the Company's strategic planning process. The Board discusses and reviews all materials relating to the strategic plan with management. The Board is responsible for reviewing and approving the strategic plan. At least one Board meeting each year is devoted to discussing and considering the strategic plan, which takes into account the risks and opportunities of the business. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

The Board periodically reviews the Company's business and implementation of appropriate systems to manage any associated risks, communications with investors and the financial community and the integrity of the Company's internal control and management information systems. The Board also monitors the Company's compliance with its timely disclosure obligations and reviews material disclosure documents prior to distribution. The Board periodically discusses the systems of internal control with the Company's external auditor.

The Board is responsible for choosing the President and appointing senior management and for monitoring their performance and developing descriptions of the positions for the Board, including the limits on management's responsibilities and the corporate objectives to be met by the management.

The Board approves all the Company's major communications, including annual and quarterly reports, financing documents and press releases. The Company communicates with its stakeholders through a number of channels including its web site. The Board approved the Company's communication policy that covers the accurate and timely communication of all important information. It is reviewed annually. This policy includes procedures for communicating with analysts by conference calls.

The Board, through its Audit Committee, examines the effectiveness of the Company's internal control processes and management information systems. The Board consults with the internal auditor and management of the Company to ensure the integrity of these systems. The internal auditor submits a report to the Audit Committee each year on the quality of the Company's internal control processes and management information systems.

The Board is responsible for determining whether or not each director is an independent director. The President, Secretary and any other officer are not considered independent. None of the other directors work in the day-to-day operations of the Company, are party to any material contracts with the Company, or receive any fees from the Company except as disclosed in this circular.

2. Directorships - If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

- **Ellen Clements** director and CEO of New Nadina Explorations Limited.
- **Brian A. McClay**, director of Mosquito Consolidated Gold Mines Limited, director of New Nadina Explorations Limited.

3. Orientation and Continuing Education - Describe what steps, if any, the board takes to orient new board members, and describe any measures the board takes to provide continuing education for directors.

The Board of Directors of the Company brief all new directors with the policies of the Board of Directors, and other relevant corporate and business information.

4. Ethical Business Conduct - Describe what steps, if any, the board takes to encourage and promote a culture of ethical business conduct.

The Board has found that the fiduciary duties placed on individual directors by the Company's governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Under the corporate legislation, a director is required to act honestly and in good faith with a view to the best interests of the Company and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, and disclose to the board the nature and extent of any interest of the director in any material contract or material transaction, whether made or proposed, if the director is a party to the contract or transaction, is a director or officer (or an individual acting in a similar capacity) of a party to the contract or transaction or has a material interest in a party to the contract or transaction. The director must then abstain from voting on the contract or transaction unless the contract or transaction (i) relates primarily to their remuneration as a director, officer, employee or agent of the Company or an affiliate of the Company, (ii) is for indemnity or insurance for the benefit of the director in connection with the Company, or (iii) is with an affiliate of the corporation. If the director abstains from voting after disclosure of their interest, the directors approve the contract or transaction and the contract or transaction was reasonable and fair to the Company at the time it was entered into, the contract or transaction is not invalid and the director is not accountable to the Company for any profit realized from the contract or transaction. Otherwise, the director must have acted honestly and in good faith, the contract or transaction must have been reasonable and fair to the Company and the contract or transaction be approved by the shareholders by a special resolution after receiving full disclosure of its terms in order for the director to avoid such liability or the contract or transaction being invalid.

5. Nomination of Directors — Disclose what steps, if any, are taken to identify new candidates for board nomination, including:

   (i) who identifies new candidates, and

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

   (ii) the process of identifying new candidates.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the time required, shown support for the Company's mission and strategic objectives, and a willingness to serve.

6. Compensation — Disclose what steps, if any, are taken to determine compensation for the directors and CEO, including:

   (i) who determines compensation, and
   (ii) the process of determining compensation.

The Board of Directors conducts reviews with regard to directors' compensation once a year. To make its recommendation on directors' compensation, the Board of Directors takes into account the types of compensation and the amounts paid to directors of comparable publicly traded Canadian companies and aligns the interests of Directors with the return to shareholders.

7. Other Board Committees — If the board has standing committees other than the audit,

compensation and nominating committees, identify the committees and describe their function.

The Board of Directors has no other committees than the Audit committee,

8. Assessments — Disclose what steps, if any, that the board takes to satisfy itself that the board, its committees, and its individual directors are performing effectively.

The Board of Directors monitors the adequacy of information given to directors, communication between the board and management and the strategic direction and processes of the board and committees.

AUDIT COMMITTEE

The audit committee's mandate and charter can be described in Schedule "A" attached hereto.

Composition of the Audit Committee

The members of the audit committee are **Larry Widmer, Brian A. McClay and Gerald H. Rayner**, a majority of which are independent and at least one member of which is financially literate.

A member of the audit committee is independent if the member has no direct or indirect material relationship with the Company. A material relationship means a relationship which could, in the view of the Company's Board of Directors, reasonably interfere with the exercise of a member's independent judgement.

A member of the audit committee is considered financially literate if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company.

External Auditor Service Fees

The audit committee has reviewed the nature and amount of the non-audited services provided by **PricewaterhouseCoopers LLP**, Chartered Accountants, of Vancouver, British Columbia to the Company to ensure auditor independence. Fees incurred with **PricewaterhouseCoopers LLP**, Chartered Accountants, of Vancouver, British Columbia for audit and non-audit services in the last two fiscal years for audit fees are outlined in the following table.

Nature of Services	*Fees Paid to Auditor in Year ended April 30, 2006*	*Fees Paid to Auditor in the prior Fiscal Year*
Audit Fees(1)	$13,900	$13,000
Audit-Related Fees(2)	NIL	Nil
Tax Fees(3)	$1,800	$900
All Other Fees(4)	NIL	$Nil
Total	$15,700	$13,900

(1) **"Audit Fees"** include fees necessary to perform the annual audit and quarterly reviews of the Company's consolidated financial statements. Audit Fees include fees for review of tax provisions and for accounting consultations on matters reflected in the financial statements. Audit Fees also include audit or other attest services required by legislation or regulation, such as comfort letters, consents, reviews of securities filings and statutory audits.

(2) **"Audit-Related Fees"** include fees for services that are traditionally performed by the auditor. These audit-related services include employee benefit audits, due diligence assistance, accounting consultations on proposed transactions, internal control reviews and audit or attest services not required by legislation or regulation.

(3) **"Tax Fees"** include fees for all tax services other than those included in "Audit Fees" and "Audit-Related Fees". This category includes fees for tax compliance, tax planning and tax advice. Tax planning and tax advice includes assistance with tax audits and appeals, tax advice related to mergers and acquisitions, and requests for rulings or technical advice from tax authorities.

(4) **"All Other Fees"** include all other non-audit services.

Exemption

The Company is relying upon the exemption in section 6.1 of MI 52-110 in respect of the composition of its audit committee and in respect of its reporting obligations under MI 52-110.

APPOINTMENT OF AUDITOR

PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, will be nominated at the Meeting for reappointment as auditor of the Company at a remuneration to be fixed by the directors.

COMPENSATION OF EXECUTIVE OFFICERS

Executive Compensation

"Named Executive Officer" means each Chief Executive Officer, each Chief Financial Officer and each of the three most highly compensated executive officers, other than each Chief Executive Officer and Chief Financial Officer, who were serving as executive officers at the end of the most recently completed fiscal year and whose total salary and bonus exceeds $150,000 and any additional individuals for whom disclosure would have been provided except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year end.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards	Payouts		
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options Granted/ SARS (#)	Shares or Units subject to resale restrictions ($)	LTIP Payouts ($)	All Other Compen-sation ($)[1]
Ellen Clements President and Chief Executive Officer	2006	72,000	Nil	6,000	Nil	Nil	Nil	Nil
Ellen Clements	2005	72,000	Nil	2,125	Nil	Nil	Nil	Nil
Ellen Clements	2004	72,000	Nil	2,125	50,000[(1)]	Nil	Nil	Nil
Gerald H. Rayner Director	2006	2,000	Nil	2,400	33,333	Nil	Nil	Nil
Gerald H. Rayner	2005	Nil	Nil	2,400	Nil	Nil	Nil	Nil
George O.M. Stewart Former President and Chief Executive Officer	2005	34,800	Nil	5,850	Nil	Nil	Nil	Nil
George O.M. Stewart	2004	54,500	Nil	5,725	50,000	Nil	Nil	Nil

The above-named executive officer(s) was/were not employed by the Company or any subsidiary of the Company.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name	Securities Under Options/SARS Granted (# common shares)	% of Total Options/SARS Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARS on the Date of Grant ($/Security)	Expiration Date
Ellen Clements	150,000	33%	$0.50	$0.50	October 27,2010
Larry Widmer	100,000	22%	$0.50	$0.50	October 27, 2010
Gerald Rayner	100,000	22%	$0.50	$0.50	October 27, 2010
Brian McClay	100,000	22%	$0.50	$0.50	October 27, 2010

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARS at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in the Money Options at FY-End ($) Exercisable/ Unexercisable
Ellen Clements	265,000	39,750	150,000	75,000
Larry Widmer	50,000	7,500	100,000	50,000
Gerald Rayner	50,000	7,500	100,000	50,000

EQUITY COMPENSATION PLAN INFORMATION

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (#)	Weighted-average exercise price of outstanding options, warrants and rights ($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	450,000	$225,000	202,161
Equity compensation plans *not* approved by securityholders	Nil	Nil	Nil
Total	450,000	$225,000	202,161

There are no employment contracts between either the Company or its subsidiaries and the above-named executive officers other than disclosed herein or in the financial statements attached hereto.

Neither the Company or any of its subsidiaries has any plan or arrangement with respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of employment of the executive officers' employment with the Company and its subsidiaries or from a change of control of the Company or any subsidiary of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an Executive Officer the value of such compensation exceeds $150,000.

The Company has no standard arrangement pursuant to which Directors are compensated by the Company for their services in their capacity as Directors other than the unissued treasury shares that may be issued upon the exercise of the Directors' Stock Options. There has been no other arrangement pursuant to which Directors were compensated by the Company in their capacity as Directors except as disclosed herein and in the financial statements attached hereto.

None of the Directors or Senior Officers of the Company, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of such persons, are or have been indebted to the Company at any time since the beginning of the Company's last completed financial year.

The Company has no pension plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

An informed person is one who generally speaking is a director or executive officer or a 10% shareholder of the Company. To the knowledge of management of the Company, no informed person or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended **April 30, 2006**, or has any interest in any material transaction in the current year other than as set out herein.

MANAGEMENT CONTRACTS

Except as set out herein, there are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

1. <u>Stock Option Plan and Incentive Stock Options</u>

Under the Stock Option Plan, the Board of Directors may grant up to 10% of the issued number of shares outstanding as at the date of the stock option grant. On this basis, the Stock Option Plan shall be operated as a "Rolling Plan". Provided that disinterested shareholder approval has been obtained, it shall be permissible under the Rolling Plan to grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares (the "Additional Options").

In the Rolling Plan provided that disinterested shareholder approval has been obtained, it shall be permissible for the Company to issue a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

Under the Rolling Plan:

a. the maximum term of any option will be five years from the date of grant or such lesser period as determined by the Board of Directors; and

b. any amendment to the Stock Option Plan will also be subject to the approval of the Exchange.

The Exchange's policies require that where the Company decreases the exercise price of options previously granted to the Company's Insiders, the Company's disinterested shareholders must approve such amendments. The Insiders to whom common shares may be issued under the Stock Option Plan and their associates must abstain from voting on the Stock Option Plan.

A copy of the Stock Option Plan will be available for inspection at the Meeting. The directors believe that the Stock Option Plan is in the Company's best interests and recommend that the shareholders approve the Stock Option Plan.

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's audited comparative financial statements for the year ended **April 30, 2006** and the prior fiscal year and the accompanying auditor's report and related management discussion and analysis. Copies of the Company's most current interim financial statements and related management discussion and analysis, and additional copies of this proxy circular, may be obtained from Sedar at www.Sedar.com and upon request from the Company's Secretary at the address of the Company.

OTHER MATTERS

The Directors are not aware of any other matters which they anticipate will come before the Meeting as of the date of mailing of this Information Circular.

DATED at this **20th** day of **September, 2006**.

BY ORDER OF THE BOARD OF DIRECTORS

"*Ellen Clements*"

Ellen Clements
Director

SCHEDULE "A"
KETTLE RIVER RESOURCES LTD.
(the "Company")

AUDIT COMMITTEE CHARTER

1. Mandate

The audit committee will assist the board of directors (the "Board") in fulfilling its financial oversight responsibilities. The audit committee will review and consider in consultation with the auditors the financial reporting process, the system of internal control and the audit process. In performing its duties, the committee will maintain effective working relationships with the Board, management, and the external auditors. To effectively perform his or her role, each committee member must obtain an understanding of the principal responsibilities of committee membership as well and the company's business, operations and risks.

2. Composition

The Board will appoint from among their membership an audit committee after each annual general meeting of the shareholders of the Company. The audit committee will consist of a minimum of three directors.

3. Meetings

The audit committee shall meet in accordance with a schedule established each year by the Board, and at other times that the audit committee may determine. The audit committee shall meet at least annually with the Company's Chief Financial Officer and external auditors in separate executive sessions.

4. Roles and Responsibilities

The audit committee shall fulfill the following roles and discharge the following responsibilities:

4.1 External Audit

The audit committee shall be directly responsible for overseeing the work of the external auditors in preparing or issuing the auditor's report, including the resolution of disagreements between management and the external auditors regarding financial reporting and audit scope or procedures. In carrying out this duty, the audit committee shall:

(a) recommend to the Board the external auditor to be nominated by the shareholders for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company;

(b) review (by discussion and enquiry) the external auditors' proposed audit scope and approach;

(c) review the performance of the external auditors and recommend to the Board the appointment or discharge of the external auditors;

(d) review and recommend to the Board the compensation to be paid to the external auditors; and

(e) review and confirm the independence of the external auditors by reviewing the non-audit services provided and the external auditors' assertion of their independence in accordance with professional standards.

4.2 Internal Control

The audit committee shall consider whether adequate controls are in place over annual and interim financial reporting as well as controls over assets, transactions and the creation of obligations, commitments and liabilities of the Company. In carrying out this duty, the audit committee shall:

(a) evaluate the adequacy and effectiveness of management's system of internal controls over the accounting and financial reporting system within the Company; and

(b) ensure that the external auditors discuss with the audit committee any event or matter which suggests the possibility of fraud, illegal acts or deficiencies in internal controls.

4.3 Financial Reporting

The audit committee shall review the financial statements and financial information prior to its release to the public. In carrying out this duty, the audit committee shall:

General

(a) review significant accounting and financial reporting issues, especially complex, unusual and related party transactions; and

(b) review and ensure that the accounting principles selected by management in preparing financial statements are appropriate.

Annual Financial Statements

(c) review the draft annual financial statements and provide a recommendation to the Board with respect to the approval of the financial statements;

(d) meet with management and the external auditors to review the financial statements and the results of the audit, including any difficulties encountered; and

(e) review management's discussion & analysis respecting the annual reporting period prior to its release to the public.

Interim Financial Statements

(f) review and approve the interim financial statements prior to their release to the public; and

(g) review management's discussion & analysis respecting the interim reporting period prior to its release to the public.

Release of Financial Information

(h) where reasonably possible, review and approve all public disclosure, including news releases, containing financial information, prior to its release to the public.

4.4 Non-Audit Services

All non-audit services (being services other than services rendered for the audit and review of the financial statements or services that are normally provided by the external auditor in connection with statutory and regulatory filings or engagements) which are proposed to be provided by the external auditors to the Company or any subsidiary of the Company shall be subject to the prior approval of the audit committee.

Delegation of Authority

(a) The audit committee may delegate to one or more independent members of the audit committee the authority to approve non-audit services, provided any non-audit services approved in this manner must be presented to the audit committee at its next scheduled meeting.

De-Minimis Non-Audit Services

(b) The audit committee may satisfy the requirement for the pre-approval of non-audit services if:

(i) the aggregate amount of all non-audit services that were not pre-approved is reasonably expected to constitute no more than five per cent of the total amount of fees paid by the Company and its subsidiaries to the external auditor during the fiscal year in which the services are provided; or

(ii) the services are brought to the attention of the audit committee and approved, prior to the completion of the audit, by the audit committee or by one or more of its members to whom authority to grant such approvals has been delegated.

Pre-Approval Policies and Procedures

(c) The audit committee may also satisfy the requirement for the pre-approval of non-audit services by adopting specific policies and procedures for the engagement of non-audit services, if:

(i) the pre-approval policies and procedures are detailed as to the particular service;

(ii) the audit committee is informed of each non-audit service; and

(iii) the procedures do not include delegation of the audit committee's responsibilities to management.

4.5 Other Responsibilities

The audit committee shall:

(a) establish procedures for the receipt, retention and treatment of complaints received by the company regarding accounting, internal accounting controls, or auditing matters;

(b) establish procedures for the confidential, anonymous submission by employees of the company of concerns regarding questionable accounting or auditing matters;

(c) ensure that significant findings and recommendations made by management and external auditor are received and discussed on a timely basis;

(d) review the policies and procedures in effect for considering officers' expenses and perquisites;

(e) perform other oversight functions as requested by the Board; and

(f) review and update this Charter and receive approval of changes to this Charter from the Board.

4.6 Reporting Responsibilities

The audit committee shall regularly update the Board about committee activities and make appropriate recommendations.

5. Resources and Authority of the Audit Committee

The audit committee shall have the resources and the authority appropriate to discharge its responsibilities, including the authority to

(a) engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b) set and pay the compensation for any advisors employed by the audit committee; and

(c) communicate directly with the internal and external auditors.

6. Guidance – Roles & Responsibilities

The following guidance is intended to provide the Audit Committee members with additional guidance on fulfilment of their roles and responsibilities on the committee:

6.1 Internal Control

(a) evaluate whether management is setting the goal of high standards by communicating the importance of internal control and ensuring that all individuals possess an understanding of their roles and responsibilities;

(b) focus on the extent to which external auditors review computer systems and applications, the security of such systems and applications, and the contingency plan for processing financial information in the event of an IT systems breakdown; and

(c) gain an understanding of whether internal control recommendations made by external auditors have been implemented by management.

6.2 Financial Reporting

General

(a) review significant accounting and reporting issues, including recent professional and regulatory pronouncements, and understand their impact on the financial statements; and

(b) ask management and the external auditors about significant risks and exposures and the plans to minimize such risks; and

(c) understand industry best practices and the Company's adoption of them.

Annual Financial Statements

(d) review the annual financial statements and determine whether they are complete and consistent with the information known to committee members, and assess whether the financial statements reflect appropriate accounting principles in light of the jurisdictions in which the Company reports or trades its shares;

(e) pay attention to complex and/or unusual transactions such as restructuring charges and derivative disclosures;

(f) focus on judgmental areas such as those involving valuation of assets and liabilities, including, for example, the accounting for and disclosure of loan losses; warranty, professional liability; litigation reserves; and other commitments and contingencies;

(g) consider management's handling of proposed audit adjustments identified by the external auditors; and

(h) ensure that the external auditors communicate all required matters to the committee.

Interim Financial Statements

(i) be briefed on how management develops and summarizes interim financial information, the extent to which the external auditors review interim financial information;

(j) meet with management and the auditors, either telephonically or in person, to review the interim financial statements; and

(k) to gain insight into the fairness of the interim statements and disclosures, obtain explanations from management on whether:

- (i) actual financial results for the quarter or interim period varied significantly from budgeted or projected results;
- (ii) changes in financial ratios and relationships of various balance sheet and operating statement figures in the interim financials statements are consistent with changes in the company's operations and financing practices;
- (iii) generally accepted accounting principles have been consistently applied;
- (iv) there are any actual or proposed changes in accounting or financial reporting practices;
- (v) there are any significant or unusual events or transactions;
- (vi) the Company's financial and operating controls are functioning effectively;
- (vii) the Company has complied with the terms of loan agreements, security indentures or other financial position or results dependent agreement; and
- (viii) the interim financial statements contain adequate and appropriate disclosures.

6.3 Compliance with Laws and Regulations

(a) periodically obtain updates from management regarding compliance with this policy and industry "best practices";

(b) be satisfied that all regulatory compliance matters have been considered in the preparation of the financial statements; and

(c) review the findings of any examinations by securities regulatory authorities and stock exchanges.

6.4 Other Responsibilities

(a) review, with the company's counsel, any legal matters that could have a significant impact on the company's financial statements.

KETTLE RIVER RESOURCES LTD.

PROXY

FOR THE ANNUAL AND EXTRAORDINARY GENERAL MEETING
TO BE HELD **OCTOBER 27, 2006**.

THIS PROXY IS SOLICITED ON BEHALF OF THE MANAGEMENT OF THE COMPANY.

The undersigned shareholder ("Registered Shareholder") of **KETTLE RIVER RESOURCES LTD**. (the "Company") hereby appoints Ellen Clements , a director of the Company, or failing her Larry Widmer, a director of the Company, or instead of the foregoing as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The **Registered Shareholder** hereby directs the proxyholder to vote the securities of the Company registered in the name of the **Registered Shareholder** as specified herein.

1. Appointment of **PricewaterhouseCoopers LLP**, Chartered Accountants, of Vancouver, British Columbia, as auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the auditor.

   VOTE FOR __ VOTE WITHHELD __

2. Fixing the number of directors at four.

   VOTE FOR __ AGAINST __

3. Election of the following persons to the Board of Directors of the Company.

Ellen Clements	VOTE FOR __	WITHHOLD__
Larry Widmer	VOTE FOR __	WITHHOLD__
Brian McClay	VOTE FOR __	WITHHOLD__
Gerald H. Rayner	VOTE FOR __	WITHHOLD__

4. Approval of the proposed Stock Option Plan of the Company more particularly described in the Information Circular and to authorize the Directors to make modifications thereto in accordance with the Plan and the policies of the TSX Venture Exchange.

   VOTE FOR __ AGAINST __

5. Authorize:

   (a) any amendments to previously issued stock option agreements, including decreases in the exercise price of previously issued stock options;

   (b) the grant to insiders, within a 12 month period, a number of options exceeding 10% of the number of issued shares; and;

   (c) the reservation for issuance, under stock options granted to insiders, shares exceeding 10% of the number of issued shares;

(d) the issuance of a number of shares to any one insider and such insider's associates upon the exercise of stock options within a one year period that exceeds 5% of the outstanding listed shares (provided that the Company is a Tier 1 issuer under the rules of the TSX Venture Exchange).

VOTE FOR __ AGAINST __

6. Approval of an ordinary resolution to ratify, approve and confirm all lawful acts, contracts proceeding, appointments and payments of money of and by the directors of the Company since the date of the Company's last annual general meeting.

VOTE FOR __ AGAINST __

7. Approval of such other business as may properly come before the meeting as the proxyholder, in his sole discretion, may see fit.

VOTE FOR __ AGAINST __

The shares represented by this proxy may be voted on the above items by marking an "X" in the space provided for that purpose.

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

DATED and SIGNED this __ day of ____________, 2006.

____
NAME (Please Print)

____
SIGNATURE

____

____
Address of Shareholder

____
Number of shares held

INSTRUCTIONS FOR COMPLETION OF PROXY

NOTES

1. This Proxy is solicited by the Management of the Company.

2. This form of proxy ("Instrument of Proxy") ***must be signed*** by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and *if executed by an attorney, officer, or other duly appointed representative*, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. If this Instrument of Proxy is not dated in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder, by the Company.

4. A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person, may simply register with the scrutineers before the Meeting begins.

5. A Registered Shareholder who is not able to attend the Meeting in person but wishes to vote on the resolutions, may do the following:

(a) appoint one of the management proxyholders named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote in favour of each matter identified on this Instrument of Proxy and for the nominees of management for directors and auditor as identified in this Instrument of Proxy; OR

(b) appoint another proxyholder, who need not be a Registered Shareholder of the Company, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the Meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit

6. *The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll* of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

If a Registered Shareholder has submitted an Instrument of Proxy, *the Registered Shareholder may still attend the Meeting and may vote in person.* To do so, the Registered Shareholder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, this proxy form must be received at the office of the Transfer Agent of the Company, **COMPUTERSHARE INVESTOR SERVICES INC.**, 2nd Floor - 510 Burrard Street, Vancouver, B.C., V6C 3B9, by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting.

FINANCIAL STATEMENT REQUEST FORM

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year and return this to **COMPUTERSHARE INVESTOR SERVICES INC.**, 2nd Floor - 510 Burrard Street, Vancouver, B.C., V6C 3B9.

You will not automatically receive copies of the financial statements unless this card is completed and returned. Copies of all previously issued annual and quarterly financial statements and related MD&A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the ensuing financial year.

KETTLE RIVER RESOURCES LTD.

Please select one or both of the following options:

Annual Financial Statements & MD&A ______

Quarterly Financial Statements & MD&A __________

Name: ____

Address: ____

City/Prov/State/ Postal Code: _______________________

Preferred Method of Communication: __________________

Email______or Mail: ______________________________

Signature: ____

Date: ____

Email Address: _____________________________

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

INTERIM FINANCIAL STATEMENTS

1st quarter
July 31, 2006

(Unaudited – Prepared by Management)

Note to Reader
These interim financial statements for the three months ended July 31, 2006 have been prepared by management and have not been subject to review by the Company's auditors.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Balance Sheet

Canadian Funds

Unaudited – Prepared by Management

	July 31, 2006	April 30, 2006
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	**$ 60,575**	$ 208,125
Accrued interest and other amounts receivable	**6,668**	5,295
Marketable securities (Note 3)	**74,722**	76,592
Prepaid expenses	**3,341**	3,926
	145,306	293,938
Reclamation Bond	**5,000**	5,000
Property, Plant and Equipment (Note 5)	**69,684**	70,600
Mineral Properties (Note 6)	**4**	4
	$ 219,994	$ 369,542
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	**20,753**	20,361
Shareholders' and director's loans (Note 8)	**1,800**	431
	22,553	20,792
Contingency (Note 6b)		
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**9,886,361**	9,886,361
Contributed Surplus	**93,107**	62,071
Deficit accumulated in the exploration stage – Statement 2	**(9,782,027)**	(9,599,682)
	197,441	348,750
	$ 219,994	$ 369,542

ON BEHALF OF THE BOARD:

"Ellen Clements"

Ellen Clements, Director

"Larry Widmer"

Larry Widmer, Director

See accompanying notes to financial statements

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Loss and Deficit

Canadian Funds

Unaudited – Prepared by Management

	For three months ended July 31,	
	2006	2005
MINERAL EXPLORATION ACTIVITIES		
Exploration costs	**$ 147,659**	$ 94,055
Property Investigation costs	**Nil**	Nil
	147,659	94,055
ADMINISTRATIVE COSTS		
Accounting, audit & legal	**7,078**	10,637
Advertising, promotion & printing	**4,877**	1,550
Amortization	**141**	176
Licenses, insurance, and transfer agent fees	**3,064**	2,422
Management, salary & wages (net of recoveries)	**3,482**	5,596
Office & sundry	**1,126**	1,896
Office building expenses	**2,144**	1,636
Stock compensation expense	**31,036**	Nil
Telephone	**382**	282
Travel and accommodation	**916**	3,471
	54,246	27,666
OTHER EXPENSES (INCOME)		
Gain on sale of securities	**(17,216)**	Nil
Gain on disposal of capital assets	**(1,502)**	Nil
Interest and US Exchange adjustment	**(842)**	(633)
	(19,560)	(633)
GAIN (LOSS) FOR THE PERIOD	**(182,345)**	(121,088)
DEFICIT, BEGINNING OF PERIOD	**$9,599,682**	$ 8,331,416
DEFICIT, END OF PERIOD	**$9,782,027**	$ 8,452.504
Gain (Loss) per share, basic and diluted	**($ 0.02)**	($ 0.02)
Weighted average number of Shares outstanding	**10,785,611**	7,342,241

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)

Interim Statement of Cash Flows

Canadian Funds

Unaudited – Prepared by Management

	For three months ended July 31,	
	2006	2005
Cash Flows from Operating Activities		
Gain (Loss) for the period	**($ 182,345)**	($ 121,088)
Add: Items not involving cash		
Amortization	**913**	1,059
Gain on sale of Securities	**(17,216)**	Nil
Gain on disposal of capital assets	**(1,502)**	Nil
Stock compensation	**31,036**	Nil
	(169,114)	(120,029)
Changes in non-cash working capital items:		
Decrease (increase) in prepaid amounts	**585**	268
Decrease (increase) in accounts receivable	**(1,373)**	(4,963)
Increase (decrease) in amounts due to directors	**1,369**	2,291
Increase (decrease) in accounts payable	**392**	3,380
	(168,141)	(119,053)
Cash Flows from Financing Activities		
Shares issued for cash	**Nil**	218,750
	Nil	218,750
Cash Flows from Investing Activities		
Acquisition of capital assets	**Nil**	Nil
Proceeds from sale of securities	**19,086**	Nil
Proceeds from sale of capital assets	**1,505**	Nil
	20,592	Nil
Increase (decrease) in Cash	**(147,550)**	99,697
Cash, and term deposits, beginning of period	**208,125**	124,227
Cash and term deposits, end of period	**$ 60,575**	$ 223,924
Supplementary Schedule		
Amortization of capital assets to mineral properties	**$ 772**	$ 883
Non-monetary transactions		
Stock compensation	**$ 31,036**	$ Nil

See accompanying notes to financial statements.

KETTLE RIVER RESOURCES LTD.

(An Exploration Stage Company)
NOTES TO INTERIM FINANCIAL STATEMENTS
for the three months ended July 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

1. GOING CONCERN

These financial statements have been prepared on the going concern basis, which assumes the realization of assets and liquidation of liabilities and commitments in the normal course of business. The application of the going concern concept is dependent upon the Company's ability to generate future profitable operations and receive continued financial support from its creditors and shareholders. These financial statements do not give effect to any adjustments that might be required should the Company be unable to continue as a going concern and therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts differing from those reflected in the financial statements.

The Company has a working capital of $122,753 as at July 31, 2006 and has accumulated losses of $9,782,027. Since inception, the Company has been successful in funding its operations and to date has net issued shares of 11,041,611 for net proceeds of $9,886,361 averaging $0.90 per share. The trading price on September 18, 2006 was bid at $0.50 and offered at $0.53, last traded at $0.50.

Management plans to continue to pursue equity financing to support operations. Management believes this plan will be sufficient to meet the Company's liabilities and commitments as they become payable over the next twelve months. There can be no assurance that management's plan will be successful. Failure to maintain the support of creditors and obtain additional external equity financing will cause the Company to curtail operations and the Company's ability to continue as a going concern will be impaired. The outcome of these matters cannot be predicted at this time.

2. SIGNIFICANT ACCOUNTING POLICIES

The Company's accounting and reporting policies conform to generally accept accounting principles in Canada. These interim financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements. These interim financial statements should be read in conjunction with the audited financial statements as at April 30, 2006.

3. MARKETABLE SECURITIES

	July 31, 2006	April 30, 2006
Securities of New Nadina Explorations Limited		
Opening balance – reclassified from investment	**$ 76,592**	$ 76,592
Disposals during the period	**1,870**	Nil
Closing balance – lowest recorded market price	**$ 74,722**	$ 76,592

The shares in New Nadina Explorations Limited ("New Nadina") previously accounted for using the equity method is now accounted for under the cost method (*Note 4*). New Nadina has two directors in common with the Company. The Company on July 31, 2006, owned 1,797,582 New Nadina common shares representing 8.51% of the issued shares. The quoted market value of the common shares was $0.38 on July 31, 2006.

4. INVESTMENTS

As at April 30, 2003, the investment in New Nadina had been accounted for on the equity basis as the Company had the ability to exercise significant influence as a result of share ownership, management and previous board representation (*Note 3)*.

KETTLE RIVER RESOURCES LTD.

NOTES TO FINANCIAL STATEMENTS (continued)
for the three months ended July 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

5. PROPERTY, PLANT AND EQUIPMENT

	Amortization Rate	Cost	Accumulated Amortization	July 31, 2006 Net Book Value	April 30, 2006 Net Book Value
Land		$10,000	$ Nil	$10,000	$10,000
Paving	8%	4,860	2,565	2,295	2,343
Buildings	4%-5%	86,401	34,119	52,282	52,810
Mining equipment	30%	117,557	115,131	2,426	2,622
Office equipment	20%	53,972	51,294	2,678	2,819
Trailer	30%	8,890	8,887	3	5
Automobiles	30%	0	0	0	1
		$281,680	$211,996	$69,684	$70,600

6. MINERAL PROPERTIES

Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and caretaking are expensed when incurred.

Exploration Expenditures by Property For the period ended July 31,2006	**Greenwood Area**	**Property Investigation**	**DHK NWT**	**Silica Quarry 50%**	**Naket 50%**	**Total**
Amortization	$ 772	$	$	$	$	$ 772
Assessment, filing fees, membership	545					545
Direct charges – wages	2,700		2,600			5,300
Exploration costs 1)	6,128		130,450			136,578
Legal & miscellaneous	535					535
Property costs & acquisition	93					93
Roadwork/reclamation						Nil
Storage (samples& equipment)	1,475					1,475
Property and Mineral taxes	1,613					1,613
Travel & accommodation	748					748
Total:	$ 14,609	$ Nil	$ 133,050	$ Nil	$ Nil	$ `147,659

Exploration Expenditures by Property For the period ended July 31. 2005	Greenwood Area	Property Investigation	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 883	$	$	$	$	$ 883
Assessment, filing fees, membership	525					525
Direct charges – wages	2,825		8,800	30		11,655
Exploration costs 1)	300		75,390			75,690
Legal & miscellaneous						Nil
Property costs & acquisition	482					482
Roadwork/reclamation	300					300
Storage (samples & equipment)	1,800					1,800
Property and Mineral taxes	1,636					1,636
Travel & accommodation			1,084			1,084
Total:	$ 8,751	$ Nil	$ 85,274	$ 30	$ Nil	$ 94,055

KETTLE RIVER RESOURCES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS (continued)
for the three months ended July 31, 2006 and 2005
Canadian Funds
Unaudited – Prepared by Management

6. MINERAL PROPERTIES, continued

1) Exploration costs include equipment costs; freight/delivery expense; geology/geophysics/geochemical expenses; physical work, sampling and allocation of office and overhead expenses relating to exploration activities.

Deferred Exploration Expenditures	Balance April 30, 2006		Balance July 31, 2006	
Deferred Exploration	$	Nil	$	Nil
Acquisition Costs				
Greenwood Area		1		1
Arcadia (Skylark) – Greenwood Area		1		1
DHK Diamonds Inc. – NWT		1		1
Silica Quarry - Saskatchewan		Nil		Nil
Naket – Nunavut		1		1
Total Mineral Properties Deferred	$	4	$	4

a) GREENWOOD AREA - Southern BC:

The Company owns a 100% interest in certain properties comprising 476 units (approximately 10,000 hectares) of mineral tenure where approximately 500 acres is surface owned in the Greenwood Mining Division of British Columbia and continues to investigate and explore for gold and industrial mineral potential. Properties within the Greenwood Area include Phoenix, Bluebell, Phoenix Tailings, Haas Creek, Rad group, Arcadia (Skylark), Tam O'Shanter and Niagara.

b) DHK DIAMONDS INC. – Northwest Territories:

DHK Diamonds Inc. ("DHK") a private company incorporated and registered in the Northwest Territories is equally owned by Kettle River Resources Ltd., Dentonia Resources Ltd. ("Dentonia") and Horseshoe Gold Mining Inc. ("Horseshoe"). Operations and funding provisions of DHK are governed by a Shareholders' Agreement where each shareholder is represented on the board by two directors.

The Company has accounted for this investment as a regular mineral property transaction similar to Note 2(f). Therefore, all advances to DHK have been treated as mineral property costs. The Company has met all budget calls as per the Shareholders' Agreement and intends to maintain its one-third ownership in DHK Diamonds Inc.

<u>WO Claim block, Lac de Gras property</u>

The DHK Company was formed together with two other junior companies to manage and explore three blocks (originally 208,000 acres) of prospective diamond property acquired in 1992 in the area of the first diamond discovery in the Canadian Northwest Territories. Kennecott Canada Exploration Inc. ("KCEI") optioned the property, carrying the DHK group's 35% interest through airborne surveys, till sampling, ground geophysics, and drill testing numerous targets. Diamonds were found in most kimberlites tested and only in the area of the Tli Kwi Cho (WO Block) did the diamond content indicate potential for a mine where bulk sampling was completed in 1994 with disappointing results. From that time on, limited exploration was conducted prior to KCEI extricating themselves in 2000 returning the property to DHK. DHK then entered into various agreements with BHP Billiton Diamonds Inc. allowing them to earn varying interests in the property. After unsuccessful exploration by Archon Minerals Ltd. and BHP Billiton Diamonds Inc., the WI and DHK Blocks were abandoned.

Most claims in the WO block were forfeited after testing of airborne survey anomalies proved mostly unsuccessful in finding new kimberlites. Claims held under the existing agreement are in the WO Claim Block are in the vicinity of the Tli Kwi Cho (DO27) and continue to have potential. The December 6, 2002 BHP Billiton Diamonds Inc. agreement was amended September 20, 2004 to appoint Peregrine Diamonds Inc. ("Peregrine") in their place and later amended June 13, 2005 to acknowledge Peregrine having earned a 54.475% interest thus reducing DHK interest to 20%.

In the spring of 2005, 150 tonnes of kimberlite produced 135.96 carats of diamonds with an average grade of about 0.91 carats per tonne. Three independent valuations of diamonds resulted in average values of US$67.20, US$59.95, and US$53.21 per carat with a 1.85 carat diamond valued at between US$1,591 and US$2,063 being the highest valued stone.

6. **MINERAL PROPERTIES**, continued

Pellatt Lake Property - continued

was granted. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option to earn another 14% by completing a 200 tonne bulk sample within 4 years of vesting with 51%. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

During 2006, Peregrine drilled one hole (PL06-05 Target PL018) on the PC13 claim which is currently being taken to lease. Drilling (-65°) to a depth of 110 meters intersected kimberlite between 74-75.7m; 76.85-84.2m; and 95.2-96m. The kimberlite encountered in hole PL05-06 is approximately 150m to the west of PL-01, the kimberlite dyke discovered by Kennecott.

Monument Property (formerly DHK Claim Block) south shore of Lac de Gras

Through an agreement dated October 24, 2003 DHK Diamonds Inc. holds a 1% gross overriding royalty on three leases (7,500 acres), majority owned (57.49%)and operated by New Nadina. During the 2006 program three new kimberlites were discovered and microdiamonds from drilling of previously known kimberlites returned positive results.

c) **SILICA QUARRY** - Saskatchewan:

The Company holds a 50% participating interest in a 37 acre Silica Quarry Lease in Saskatchewan. The current lease expires December 1, 2009 subject to the provisions of *The Quarrying Regulations 1957*. No income has been realized from this lease. This project is the subject of a joint venture and there are provisions for pro-rata dilution for non-contribution of costs.

d) **NAKET** - Nunavut:

The Company and New Nadina Explorations Limited each own 50% participating interest in one claim in Nunavut. The Company is carried during the next exploration phase up to $80,000 in order to equalize 2001 expenditures. New Nadina reported that as of November 30, 2005, the amount of $52,852 would now equalize expenditures.

In exchange for exploration data, the partners must pay a 1% net smelter royalty to Kennecott Canada Exploration Inc. from any discovery of a mineral deposit within the data area made prior to August 1, 2005.

7. **SHARE CAPITAL**

a) **Authorized:** 50,000,000 common shares without par value

b) **Issued and fully paid:**	**No. of Shares**	**Value**
Opening balance:	11,297,611	$ 10,585,215
Less treasury shares at cost	(256,000)	(698,854)
Balance at April 30, 2006 & July 31, 2006	**11,041,611**	**$ 9,886,361**

c) **Warrants:**

	Number	**Price/share**	**Value**	**Expiry**
Issued December 5, 2005	1,576,000	$0.75	$1,182,000	December 4, 2006
Balance July 31, 2006	**1,576,000**		**$1,182,000**	
TOTAL	**1,576,000**		**$1,182,000**	

d) **Share purchase options:**

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at July 31, 2006 there were a total of 450,000 options, granted October 27 at an exercise price of $0.50 for a period of five years, to directors. The closing market share price on the business day immediately prior to the grant date was $0.43.

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd.

(An Exploration Stage Company)

Three months to July 31, 2006

Management Discussion & Analysis

September 18, 2006

Note to Reader

The interim financial statements for the three months ended July 31, 2006 have been prepared by management and have not been subject to review by the Company's auditors. The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs.

KETTLE RIVER RESOURCES LTD.
FORM 51-102F1
INTERIM MANAGEMENT DISCUSSION AND ANALYSIS

September 18, 2006

Introduction

Kettle River has continued its efforts to date with a sole business objective to identify, evaluate and explore mineral properties having high potential for the discovery of economic mineral deposits. The goal would be to involve a major mining company in the early stages of a discovery for the creation of value for our shareholders. We remain a publicly traded company without any substantive operations, and thus, have realized no significant mining revenues to date. Kettle River was incorporated on October 17, 1980 pursuant to provisions of the British Columbia Company Act as Kettle River Mines Ltd. and within a short period changed its name to Kettle River Resources Ltd.

Our accompanying financial statements have been prepared using accounting principles generally accepted in Canada. Our fiscal year end is April 30th and any references to a fiscal year refer to the calendar year in which such fiscal year ends. All reported amounts are in Canadian dollars.

Forward-Looking Information

This management discussion and analysis ("MD&A") contains certain forward-looking statements and information relating to Kettle River Resources Ltd. ("Kettle River" or the "Company") that are based on the beliefs of its management as well as assumptions made by and information currently available to Kettle River. When used in this document, the words "anticipate", "believe", "estimate", "expect", "significant" and similar expressions, as they relate to Kettle River or its management are intended to identify forward-looking statements. This MD&A contains forward-looking statements relating to, among other things, regulatory compliance, the sufficiency of current working capital, the estimated cost and availability of funding for the continued exploration and developments of the Company's exploration properties. Such statements reflect the current views of Kettle River with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievement of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Aside from factors identified in the annual MD&A, additional important factors, if any, will be identified in the interim reports.

First Quarter Highlights and Mineral Project Activity

Kettle River's main objective is to make a mineral deposit discovery. Due to the current land and mineral tenure holdings and expertise of the management team, efforts are mainly focused on exploration in Canada for diamonds in the Northwest Territories and gold in the Greenwood Mining District.

Exploration expenditures by property for the period ended July 31, 2006

	Greenwood Area	DHK NWT	Silica Quarry 50%	Naket 50%	Total
Amortization	$ 772	$	$	$	**$ 772**
Assessment, filing fees, membership	545				**545**
Direct charges – wages	2,700	2,600			**5,300**
Exploration costs	6,128	130,450			**136,578**
Legal and Miscellaneous	535				**535**
Property costs & acquisition	93				**93**
Roadwork/reclamation					**Nil**
Storage (samples& equipment)	1,475				**1,475**
Property and Mineral taxes	1,613				**1,613**
Travel & accommodation	748				**748**
Total:	**$ 14,609**	**$ 133,050**	**$ Nil**	**$ Nil**	**$ 147,659**

During the period ended July 31, 2006 a total of $147,659 (2005 - $94,055) was spent on mineral property activities as shown in the above table.

pyroclastic kimberlite) which includes hypabyssal kimberlite and mixed lithologies. Despite the fact that these Other Lithologies form a volumetrically minor component at DO-27, diamonds weighing 2.34, 1.56, 0.81 and 0.51 carats were recovered from these lithologies."

"The individual grades and specific diamond information for the 2006 and previously announced 2005 RC holes in both the Main Lobe and North East Lobe are summarized below:

"2006 Main Lobe - Pyroclastic Kimberlite"

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
L0602	52 - 403	351	79.89	72.78	0.91	11	1.12, 1.02, 0.73
L0605	42 - 53	11	1.96	2.12	1.08	-	
L0606	48 - 180	132	42.96	39.55	0.92	2	0.65, 0.61
L0607	56 - 314	258	56.62	48.00	0.85	3	1.13, 0.67, 0.61
L0608	51 - 240	189	44.04	41.94	0.95	8	1.83, 1.04, 0.91
L0609	50 - 382	332	83.83	71.21	0.85	7	1.52, 1.12, 1.00
L0610	57 - 145	88	20.13	16.38	0.81	1	0.63
L0612	56 - 109	53	10.89	8.84	0.81	-	
Total			**340.33**	**300.82**	**0.88**	**32**	

"2006 North East Lobe - Pyroclastic Kimberlite"

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
L0601	40 - 85	45	20.69	16.27	0.79	3	0.93, 0.68, 0.5
L0603	42 - 123	81	14.61	9.35	0.64	-	
L0604	39 - 147	108	69.09	63.45	0.92	8	7.11, 3.91, 2.11
Total			**104.39**	**89.07**	**0.85**	**11**	

"2006 North East Lobe - Other Lithologies including Hypabyssal Kimberlite & Intersections of Mixed Lithologies"

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
L0603	123 - 228	105	23.97	3.58	0.15	1	0.51
L0604	147 - 246	99	79.67	33.78	0.42	5	2.34, 1.56, 0.81
Total			**103.64**	**37.36**	**0.36**	**6**	

"2005 Main Lobe – Pyroclastic Kimberlite (previously released)"

RC Hole	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne	#stones >½ carat	largest stones (carats)
RC1	56.5 - 196	139.5	45.74	47.32	1.03	4	2.93, 1.62
RC2	56.5 - 124	67.5	28.96	27.66	0.96	5	1.85, 0.96, 0.94
RC3	60 - 190.5	130.5	42.80	29.93	0.70	7	0.98
RC4	57 - 93.5	36.5	12.02	11.99	1.00	1	2.66
RC5	59 - 83	24	12.20	11.66	0.96	3	0.76
RC6	52 - 77	25	9.54	7.4	0.78	1	0.5
Total			**151.26**	**135.96**	**0.90**	**21**	

* dry tonnes

"2005 and 2006 Main Lobe – Pyroclastic Kimberlite Combined Results"

RC Hole No.	Depth (m)	Interval (m)	Tonnes*	Carats	Carats/Tonne
RC1 (2005)	56.5 to 196	139.5	45.74	47.32	1.03
RC2	56.5 to 124	67.5	28.96	27.66	0.96
RC3	60 to 190.5	130.5	42.80	29.93	0.70
RC4	57 to 93.5	36.5	12.02	11.99	1.00
RC5	59 to 83	24	12.20	11.66	0.96
RC6	52 to 77	25	9.54	7.40	0.78
L0602 (2006)	52 to 403	351	79.89	72.78	0.91
L0605	42 to 53	11	1.96	2.12	1.08
L0606	48 to 180	132	42.96	39.55	0.92
L0607	56 to 314	258	56.62	48.00	0.85
L0608	51 to 240	189	44.04	41.94	0.95
L0609	50 to 382	332	83.83	71.21	0.85
L0610	57 to 145	88	20.13	16.38	0.81
L0612	56 to 109	53	10.89	8.84	0.81
TOTAL			**491.59**	**436.78**	**0.89**

* dry tonnes

"Five of the eight 2006 RC holes drilled within the Main Lobe returned significant sections with grades above 1 carat per tonne, including hole L0602 that reached a depth of 403 metres (twice as deep as the deepest RC hole completed in 2005), which intersected 112 metres @ 1.02 carts per tonne, and hole L0606 which intersected 48 metres @ 1.38 carats per tonne."

"In the North East Lobe, the three RC holes drilled within the pyroclastic kimberlite returned an average grade of 0.85 carats per tonne as compared to the grade of 0.36 carats/tonne Kennecott Canada Exploration Inc. obtained from their underground bulk sample of the North East Lobe in 1993. These new bulk sample grades from the North East Lobe are consistent with micro-diamond results obtained by Peregrine from core holes drilled into this part of the pipe (see press release dated 16th March 2006) and demonstrate that the higher grade pyroclastic kimberlite portion of DO-27 may be significantly larger than previously envisaged, as drilling has proven that it extends from the Main Lobe into the North East Lobe."

"The diamonds have been sent to WWW International Diamond Consultants Ltd. in Antwerp, Belgium for complete valuations and diamond value/size distribution modeling work. The results of this work are expected during October, 2006."

"Commenting on the results, Mr. Howard Coopersmith, an international diamond expert with over 30 years experience and the external Qualified Person to Peregrine said "The 2006 grade results are consistent with those obtained from the 2005 bulk sample and confirm that the grade and the diamonds themselves are substantially better than those from the previous 1993 Kennecott sample. The 2006 drilling covers a larger portion of the pipe, both laterally and at depth, than did the 2005 work, and, combined with the 2005 results, gives an understanding of the overall grade. The uniformity in average grade over a large portion of the pipe is very encouraging."

"Peregrine and its joint venture partners are currently drilling at DO-27 with two core rigs with the objective of testing the area between DO-27 and the nearby DO-18 kimberlite pipe where previous drill holes have intersected significant intervals of kimberlite. Drilling is also further defining the outer limits to the DO-27 pipe and completing pilot drill holes into the land-based portion of the North East Lobe of DO-27 and the DO-18 kimberlite, located approximately 700 metres north of DO-27, in preparation for large diameter RC drilling, mini-bulk sampling of both of these areas later this year. "

"Dr. Jennifer Pell, P.Geo., is the internal Qualified Person working on the DO-27 project. Mr. Howard Coopersmith, P.Geo., of Coopersmith & Associates, Colorado, USA, is the external Qualified Person."

"The WO Diamond Project is a joint venture with operator Peregrine holding a 54.475%, Archon Minerals Ltd 13.275%, Aber Diamond Corp. 7.35%, DHK Diamonds Inc. 20% (⅓ each of Dentonia Resources Ltd., Horseshoe Gold Mining Inc., and Kettle River Resources Ltd.), and SouthernEra Diamonds Inc. 4.9%. "


557100 mE
557200 mE
557300 mE
557400 mE
557500 mE
7134000 mN
7133900 mN
7133800 mN
7133700 mN
7133600 mN
7133500 mN
7133400 mN
DO27L-06-01
DO27L-06-03
DO27-05-06
DO27L-06-04
DO27L-06-08
DO27L-06-05
DO27L-06-06
DO27-05-01
DO27L-06-10
DO27-05-05
DO27L-06-02
DO27L-06-11
DO27-05-04
DO27-05-02
DO27L-06-07
DO27L-06-12
DO27-05-03
DO27L-06-09
0
100m

Reports, updates and images are posted to the Company website. www.kettleriver.com.

Upcoming Exploration:

On Aug 10, 2006 a cash call to DHK for $3,554,109 was approved, the Company's portion being $1,184,703. The program will fund the summer 2006 bulk sample on the DO18 and the north east lobe of DO27 and includes fall diamond drilling and over budget expenditures of the 2006 bulk sample.

A second budget and cash call from Peregrine Diamonds Inc. is anticipated pending positive diamond valuations from the 8,855 diamonds recovered from the recent 548 tonnes of kimberlite processed. A valuation on diamonds weighing a total of 2,000 carats would provide a more reliable value for the kimberlite. The tonnage resource of kimberlite was significantly increased with the recent large diameter drilling and kimberlite recovery.

Pellatt Lake Property

Pellatt Lake Property:

The Pellatt Lake claims are located approximately 360 km northeast of Yellowknife on NTS Map Sheet 76C/13 and about 40 km east of the Ekati Mine.

DHK is currently awaiting lease confirmation on PC9, PC10 and PC13 and work has been filed as well on the NPC 1, 2 & 3 claims. Peregrine Diamonds Ltd. (Peregrine) can earn a 51% interest by flying Falcon gravity gradiometer surveys and drilling selected targets. Once Peregrine vests with 51% of certain areas (those drilled), it has a second option, within 4 years of vesting, to earn another 14% by completing a 200 tonne bulk sample. A further 10% can be earned by arranging production cost financing for DHK. Under the agreement, Peregrine will pay for all exploration and arrange financing to bring any discovery into production.

During 2006, Peregrine drilled one hole (PL06-05 Target PL018) on the PC13 claim which is currently being taken to lease. Drilling (-65°) to a depth of 110 meters intersected kimberlite between 74-75.7m; 76.85-84.2m; and 95.2-96m.

Hole PL06-05 was drilled to test a magnetic low, on land, a few hundred metres away from a kimberlite dyke/sill, PL-01, intersected by Kennecott Canada Exploration Inc. in 1997. The drill was set well back from the anomaly and an angle hole drilled. The drill hole intersected a magnetic phase of granite until 49.5m followed by non-magnetic metasediments, to 74m. From 74 to 75.7m, a highly altered green mica-bearing kimberlite with poor mineral preservation containing a 10cm layer (xenolith or actual bed?) of shale was intersected followed by a metre of metasediments. From 76.85 to 84.2m, a kimberlite horizon displaying dramatic textural variations was intersected.

The kimberlite encountered in hole PL05-06 is approximately 150m to the west of PL-01, the kimberlite dyke discovered by Kennecott. PL-01 was logged by Kennecott as a dyke, i.e. hypabyssal. There is clearly one hypabyssal kimberlite layer encountered in PL05-06, between 95.2 and 96m. The main kimberlite, encountered between 76.85 to 84.2m, displays many textures that are incompatible with a hypabyssal kimberlite: mud chips (presumably from surface sediments); olivine-bearing shale fragments of possible resedimented kimberlite; magma clasts or kimberlite lapilli with mud rims. These features are more compatible with a kimberlite that has fragmented and been exposed to surface. Samples have been submitted for thin sectioning which will allow better understanding of the environment in which this kimberlite formed.

Saskatchewan - 50%

The Company continues to explore the potential to further test and market the silica potential on this property. $ NIL (2005 - $30) was expended on research.

NAKET Project, Nunavut –50%

The property currently consists of one claim that contains an untested geophysical anomaly. Each partner of the Naket JV records their individual expenditures as they are incurred. The Company is carried for the next program up to $52,852 in order to equalize previous expenditures. The Company spent $ NIL (2005 - $ NIL) on the property during the period.

GREENWOOD MINING DIVISION – SOUTHERN BRITISH COLUMBIA:

Greenwood Area Expenditure breakdown by property for the period ended July 31, 2006

	Phoenix	Bluebell	Rads	Tailings	Haas	Arcadia	Tam O'Shanter	Niagara	Greenwood Area
Amortization	$ 193	$ 193	$	$	$	$	$ 386	$	$ 772
Assessment, filing fees, membership	295						250		545
Direct charges – wages	1,500	1,000	200						2,700
Exploration costs	3,228	2,850				50			6,128
Property costs & acquisition			93						93
Legal	535								535
Storage (samples& equipment)	504	425					546		1,475
Property and Mineral taxes	1,264	349							1,613
Travel and accommodation	374	374							748
Total:	$ 7,893	$ 5,191	$ 293	$Nil	$ Nil	$ 50	1,182	$ Nil	$ 14,609

Specific Greenwood Area Property Summary:

Phoenix Mine Area

During the period a total of $7,893 was expended (2005 - $4,579). Recording of work programs and generation of reports with wage costs of $1,500.

During July 2006, a prospecting and rock sampling program was carried out on the Phoenix and adjoining Bluebell properties. The objectives of the program were to assess the potential for epithermal style mineralization in and to the south of the Phoenix pit, to prospect for limestone-hosted epithermal style mineralization on the Bluebell property, and to locate, sample and evaluate the Maple Leaf showing, which had been untested by any recent work

The results were encouraging and further work has been recommended by Linda Caron, M.Sc.,P.Eng. qualified person in charge of the program. Areas of anomalous Au, Ag and As from previous soil geochemical surveys would be ground located and prospected and excavator trenching is recommended to provide better exposure of the epithermal system in the War Eagle area (and in areas of interest resulting from the program) for detailed mapping and sampling. Work is also recommended to better expose the Rawhide vein and to test the on-strike extent to the east and west with follow-up diamond drilling to test both the vein and epithermal system at depth.

Phoenix Tailings property

Costs of $ NIL (2005 - $475) during the period.

Haas Property

Costs of $ NIL (2005 – $NIL) during the period.

Bluebell-Summit Property

Limited exploration was conducted and costs of $5,191 (2005 - $1,448) relate to sample and core storage, mineral taxes and wage costs. Refer to work description described under Phoenix Mine Area.

Tam O'Shanter

Costs of $1,182 (2005 - $1,512) related to sample and core storage and the balance for fees and amortization expense.

Niagara Property

Costs of $ NIL (2005 - $356) during the period.

Arcadia (Skylark) Property

Expenditures of $50 (2005 - $381) relate to office expense.

Rads Property

Costs of $293 (2005 – Nil) related to wages and property costs.

Selected Annual Information-Summary of quarterly reports

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's financial statements and related costs for the years ended April 30, 2005 and April 30, 2006 and with the Company's interim financial statements and related costs. The following table sets out financial information for the last 8 most recently completed quarters. Kettle Rivers interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and expressed in Canadian dollars.

Selected quarterly information

Period	Net Income or (Loss) for the quarter	Basic and diluted Earnings or (Loss) per share for the quarter	Total Assets	Total Liabilities
1st Quarter 2007	$ (182,345)	(0.02)	$ 219,994	$ 22,553
4th Quarter 2006	(357,730)	(0.04)	369,542	20,792
3rd Quarter 2006	(578,240)	(0.04)	710,995	35,550
2nd Quarter 2006	(211,208)	(0.03)	369,922	140,498
1st Quarter 2006	(121,088)	(0.02)	394,102	22,220
4th Quarter 2005	(46,787)	(0.01)	290,768	16,548
3rd Quarter 2005	(64,026)	(0.01)	349,808	31,926
2nd Quarter 2005	(48,759)	(0.01)	252,870	58,758

Discussion of Operations and Financial condition

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's interim financial statements and related costs. The current period figures are for the first quarter period ended July 31, 2006.

For the current period, the Company experienced a net loss of $182,345 or $0.02 per share compared to a loss of $121,088 or $0.02 per share the previous year.

Operating expenses of $54,246 for the period, arising from general and administrative costs, (2005 - $27,666) increased from the previous year. During the current year period, travel & accommodation decreased by $2,555, stock compensation costs were $31,036 (2005 - $ Nil), office building expense increased by $508, accounting, audit and legal decreased by $3,559, licences, insurance and transfer agent fees increased by $642, management, salary & wages decreased by $2,114 while advertising promotion and printing increased by $3,327.

Property exploration costs increased to $147,659 from $94,055 during the same period the previous year and the increase is mainly attributed to contribution of exploration costs on the DHK WO Project. Acquisition costs and exploration expenditures relating to mineral properties are written off as incurred. Payments received for exploration rights on the Company's mineral properties are treated as cost recoveries and are credited to reduce the cost of exploration expenditures related to the mineral claims with any excess, on an aggregate basis, recorded as income. Option payments are recorded as incurred. Ongoing reclamation and site restoration costs including site maintenance and care taking are expensed when incurred.

The Company has a working capital of $122,753 as at July 31, 2006 and has accumulated losses of $9,782,027. Since inception, the Company has been successful in funding its operations and at July 31, 2006 had net issued shares of 11,041,611 for net proceeds of $9,886,361 averaging $0.90 per share. The trading price on September 18, 2006 was bid at $0.50 and offered at $0.53, last traded at $0.50. There has been no change in the nature of or manner neither in which business is conducted nor in business conditions which would affect the Company's financial results.

The Company is engaged in the exploration, development and exploitation of mineral resources for precious metals and diamonds. The properties of the Company are without a known body of commercial ore. The exploration programs undertaken and proposed constitute an exploratory search and there is no assurance that the Company will be successful in its search. The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs planned by the Company will result in a profitable commercial mining operation. The amounts shown as property acquisition costs represent acquisition and holding cost, less amounts written off, and do not necessarily represent present or future values.

Investing Activities

The company sold 45,000 shares of New Nadina Explorations Limited realizing net proceeds of $19,087.

Management changes during the period

There were no management changes during the period. The directors and officers are: Ellen Clements, Larry Widmer, Gerald Rayner and Brian McClay. Ellen Clements is President and Chief Executive Officer and Larry Widmer, B.Comm., is Chief Financial Officer and Corporate Secretary.

Financing Activities

Share Capital

a) **Authorized:** 50,000,000 common shares without par value

b) Issued and fully paid:	No. of Shares	Value
Balance at April 30, 2004	**6,521,611**	**$ 9,089,360**
Less treasury shares at cost:	**(256,000)**	**(698,854)**
January 31, 2005 – private placement	**1,000,000**	**186,400**
March 14, 2005 – warrants exercised	**12,500**	**3,125**
Balance at April 30, 2005	**7,278,111**	**8,580,031**

Opening balance:		
Balance at April 30, 2005	**7,534,111**	**$ 9,278,885**
June 20 – 27, 2005 – Warrants exercised	**500,000**	**125,000**
June 27, 2005 – Warrants exercised	**150,000**	**37,500**
June 28, 2005 – Warrants exercised	**225,000**	**56,250**
August 30, 2005 – Warrants exercised	**25,000**	**6,250**
September 8, 2005 – Warrants exercised	**250,000**	**62,500**
Nov. 4, 2005 – Warrants exercised	**50,000**	**12,500**
Nov 24, 2005 – Warrants exercised	**187,500**	**46,875**
Dec. 6, 2005 – Warrants exercised	**25,000**	**6,250**
Dec 16, 2005 – Warrants exercised	**100,000**	**25,000**
Dec 23, 2005 – Warrants exercised	**200,000**	**50,000**
Jan. 13 - 23, 2006– Warrants exercised	**75,000**	**18,750**
Dec 2005 Private Placement	**1,576,000**	**765,000**
Nov. 17, 2005 Options exercised	**400,000**	**94,455**
Balance before treasury shares at April 30, 2006	**11,297,611**	**$ 10,585,215**
Less treasury shares at cost	**(256,000)**	**(698,854)**
Balance after treasury shares at April 30, 2006 and July 31, 2006	**11,041,611**	**$ 9,886,361**

Warrants outstanding:
Associated with the December 5, 2005 private placement, there are a total of 1,576,000 warrants exercisable at $0.75 expiring December 4, 2006 with potential proceeds of $1,182,000.

Share Option Plan

The Company has established a share purchase option plan whereby the board of directors may from time to time grant options to directors, officers, employees or consultants. Options granted must be exercised no later than ten years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of options is determined by the Board of Directors and shall not be lower than the allowable discounted closing market price of the shares on the business day immediately prior to the grant date.

The vesting schedules vary depending on the recipient. Director, officer and employee options vest as follows: 1/3 of the total number granted after six months, a further 1/3 after 1 year and the remaining 1/3 at eighteen months after the date of grant. As at July 31, 2006 there were 450,000 (July 31, 2005 –400,000) options outstanding.

Summary of the Company's options at July 31, 2006:

Date	Number granted	Exercised	Expired or Cancelled	Number outstanding July 31, 2006	Price per share	Expiry date
October 27, 2005	450,000	Nil	Nil	450,000	$0.50	October 27, 2010

Liquidity

The financial statements for the period ended July 31, 2006 have been prepared on the basis of accounting principles applicable to a going concern. This assumes that Kettle River will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. Kettle River has incurred operating losses over the last several fiscal years, has limited financial resources, no source of operating cash flow and no assurances that sufficient funding, including adequate financing, will be available to further explore its mineral property projects and to cover the overhead costs necessary to maintain a public company in good standing. At July 31, 2006, Kettle River had working capital of $122,753 compared to $273,146 at April 30, 2006.

Additional Disclosure for Venture Issuers without Significant Revenue

Additional disclosure concerning Kettle River's general and administrative expenses and resource property costs is provided in the Company's Statement of Loss and Deficit and the Schedule of Resources Property Costs contained in its Audited Financial Statements for April 30, 2006 available on its SEDAR page at www.sedar.com

Transactions with Related Parties

Related party transactions are negotiated in the best interest of the Company at arms length basis market terms and are detailed in Note 8 of the Financial Statements.

A director who managed and conducted exploration invoiced $400 per day according to programs conducted on specific properties. To an employee who is also a director, and on Oct. 24, 2005 appointed president, is paid $6,000 per month. A director is paid rental for providing storage facilities for exploration equipment and samples. Three directors are paid $200 each per month for telephone and office to offset expenses incurred in conducting company affairs of which one also provides geological consulting services and is paid at $400 per day plus expenses. The Company provides office space and management services to a company ("New Nadina Explorations Limited") with two directors in common, in consideration for a monthly fee of $1,500 and 50% of time and wages. Miscellaneous charges, like telephone, postage, travel are based on actual costs. At July 31, 2006, there is a receivable from New Nadina Explorations Limited for $6,489. Advances from directors and shareholders are unsecured and bear no interest. As at July 31, 2006, $1,800 is owed to directors.

Changes in Accounting Policies

The financial statements for the period ended July 31, 2006 followed the same accounting policies and methods of application used in the previous period presentation.

Other

There were no particular investor relation activities undertaken or contracts entered into during the period although the Company is currently investigating an investor relation position. Investor relation functions were accomplished through directors whose duties include dissemination of news releases and provision of information as requested by interested parties.

Subsequent Events

There are no subsequent events.

Financial Instruments and Other Instruments

The Company's financial instruments consist of cash and cash equivalents, other amounts receivable, marketable securities, accounts payable and shareholders' and directors' loans. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Approval

The Board of Directors of Kettle River has approved the disclosure contained in this report. A copy of this MD&A will be provided to anyone who requests it. Financial Statements of the Company are available on their website (under news) and at www.sedar.com.

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

March 30, 2006 News Release

Positive Micro-Diamond Results Received from DO-18 Kimberlite, WO Diamond Project, NWT, Canada
Bulk Sample of DO-18 Planned for Summer 2006

Kettle River Resources Ltd. ("Kettle River") has been informed by Peregrine Diamonds Ltd. ("Peregrine") operator, the results of caustic fusion analysis of micro-diamond samples by the Saskatchewan Research Council ("SRC") from seven core holes drilled into the plus 3.5 hectare DO-18 kimberlite, WO Diamond Project, NWT, Canada, last fall.

"The results, together with the close proximity of DO-18 to the DO-27 kimberlite, are sufficiently encouraging to allow for the collection of a mini-bulk sample at DO-18 this summer in order to gain a better understanding of the grade and diamond quality of this kimberlite. More information regarding this sampling program will be released when the plans and permits are finalized."

"The DO-18 kimberlite is located approximately 700 meters north of the plus nine hectare DO-27 kimberlite, which is currently undergoing a large bulk sampling program. Drilling and detailed core logging by Peregrine suggests that the DO-18 kimberlite is composed of 4 main kimberlite phases, all of which are distinct from those in DO-27."

"KIMB-1 is volumetrically the most significant kimberlite unit in DO-18, comprising approximately 70% of the pipe infill and located primarily in the northern and central part of the pipe. This rock is classified as volcaniclastic kimberlite, possibly pyroclastic in origin. KIMB-2 is volumetrically the second most significant kimberlite unit in DO-18, comprising approximately 20% of the pipe infill and observed primarily in the southern part of the pipe. This unit is very similar to KIMB-1, but contains significantly more mud in the matrix, giving the kimberlite a brown colour. It is classified as a volcaniclastic kimberlite, and both pyroclastic and re-sedimentation process likely were important in the deposition of this unit. KIMB-3 is a volumetrically minor unit, comprising approximately 5% of the pipe, and is observed as layers within the KIMB-1 unit in the northern part of the pipe. It is mud-rich and is likely a re-sedimented kimberlite. The fourth unit, termed OTHER-KIMB, is also volumetrically minor, comprising approximately 5% of the pipe. It is present at the top of several drill holes in the northern part of the pipe. This unit is complex and is classified as volcaniclastic kimberlite which may be re-sedimented."

"Representative material from the core holes have been combined by geological unit to give a better understanding of the micro-diamond distribution within each geological unit, and the results are as follows:

UNIT	KIMB-1			KIMB-2	
Lower Sieve	Total Stones	Total Carats		Total Stones	Total Carats
+4.75 mm	0	0		0	0
+3.35 mm	0	0		0	0
+2.36 mm	0	0		0	0
+1.70 mm	1	0.052775		0	0
+1.18 mm	0	0		0	0
+0.85 mm	1	0.00694		3	0.042405
+0.60 mm	18	0.06404		9	0.03742
+0.425 mm	39	0.05489		7	0.012305
+0.300 mm	64	0.02951		26	0.012865
+0.212 mm	168	0.031365		55	0.00994
+0.150 mm	337	0.022185		106	0.007015
+0.106 mm	547	0.01406		203	0.005185
+0.075 mm	885	0.009215		307	0.00319
Total	2060	0.28498		716	0.130325
Sample Weight (kg)		703.30			240.75
Stones per kg		2.93			2.97

UNIT	KIMB-3			OTHER-KIMB	
Lower Sieve	Total Stones	Total Carats		Total Stones	Total Carats
+4.75 mm	0	0		0	0
+3.35 mm	0	0		0	0
+2.36 mm	0	0		0	0
+1.70 mm	0	0		0	0
+1.18 mm	0	0		0	0
+0.85 mm	0	0		0	0
+0.60 mm	1	0.00488		0	0
+0.425 mm	2	0.003975		1	0.000785
+0.300 mm	3	0.001555		13	0.00625
+0.212 mm	11	0.001805		17	0.00306
+0.150 mm	20	0.00149		25	0.001675
+0.106 mm	24	0.00062		34	0.000905
+0.075 mm	43	0.000395		60	0.000765
Total	104	0.01472		150	0.01344
Sample Weight (kg)		48.00			55.30
Stones per kg		2.17			2.71

"The presence of significant quantities of micro-diamonds at DO-18 together with DO-18's proximity to DO-27, and the potential for the discovery of additional kimberlite bodies between DO-27 and DO-18 and within the claim boundaries, continue to enhance the potential of the WO Diamond Project. Peregrine looks forward to the results of bulk samples from both the DO-27 and DO-18 pipes."

"Peregrine's diamond exploration programs are conducted under the direction of Dr. Jennifer Pell, Vice President Exploration, P. Geo., (BC), P. Geo. (NT/NU), a qualified person under NI 43-101."

Kettle River owns one third of DHK Diamonds Inc. a private company that has a 20% interest in the WO Project representing a 6.67% contributing interest.

For further information contact Brian McClay at 604 689 7902 or Ellen Clements at 1 800 856 3966
Website: kettleriver.com

On Behalf of the Board of Directors,

"Signed"

Ellen Clements
Director, President

The TSX Venture Exchange has not reviewed the contents and does not accept responsibility for adequacy or accuracy of this release.

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

April 7, 2006 News Release

UPDATE ON DO-27, WO DIAMOND PROJECT, NWT, CANADA

Kettle River Resources Ltd. ("Kettle River") has been provided an update on exploration activity at the DO27 kimberlite, WO Diamond Project, NWT, Canada.

RC DRILLING BULK SAMPLING

Peregrine, the operator, contracted Encore Coring & Drilling Inc., Calgary, AB, in September, 2005 to provide two reverse circulation (RC) drill rigs, capable of drilling up to 24 inch diameter holes, for the winter/spring 2006 and 2007 bulk sampling programs at DO-27. The purpose of this two year, Advanced Exploration/Evaluation Program, is to extract sufficient carats from DO-27, estimated at 1000 to 3000 carats by Howard Coopersmith, P.Geo., Peregrine's independent technical advisor and author of the 43-101 report on DO-27 dated December 6th, 2005, to justify initiating a comprehensive pre-feasibility study.

Peregrine reports that as of April 6, 2006, despite various delays and drilling challenges more specifically described below, seven large diameter holes totaling 1352 metres have been completed at DO-27 this winter with the deepest hole (**L-06-02**) penetrating to a depth of 402 metres and ending in kimberlite. The deepest large diameter hole drilled prior to **L-06-02** was RC-1 (2005) which reached a depth of 209 metres. The interval below this depth had not previously been sampled by large diameter drilling. Hole **L-06-02** was drilled 15 meters SW of a previous NQ (47mm) core hole, (**DDH-05-02**), which reached a total depth of 460 meters last year, also ending in kimberlite. Micro-diamond results from **DDH-05-02** suggest consistent diamond contents with depth at DO-27. (See press release dated January 30, 2006).

Approximately 280 tonnes of kimberlite have been extracted during the 2006 program for a total of over 430 tonnes of kimberlite extracted from DO-27 to date by Peregrine through large diameter RC drilling. The majority of the samples collected to date have already been shipped to the Ekati™ Diamond Mine to await final macro-diamond processing. Peregrine remains confident that it will be able to extract the 1000 to 3000 carats as scheduled during the Advanced Exploration/Evaluation Program.

The current ice thickness of the lake at DO-27 is 8-9 feet, and Peregrine is hopeful that RC drilling will continue on ice until at least the end of April, which should result in a significant addition to the kimberlite tonnage recovered. Also, RC drilling is anticipated to continue on the NE Lobe of DO-27 this summer (see below).

The opening of the main Tibbitt to Contwoyto ice road was delayed this year and the road never reached full load capacity, having opened for a period of only 42 days compared with 70 days in 2005. As a result, most of the RC drilling equipment had to be broken down into much smaller and lighter loads than normally required for transportation, causing additional re-assembly times and other delays which postponed the commencement of this year's bulk sampling program.

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

UPDATE ON DO-27; WO DIAMOND PROJECT, NWT, CANADA

May 11, 2006, Kettle River Resources Ltd. has been advised by the operator of the WO Project that large diameter RC ("LDRC") drilling on the lake-ice at DO-27 has been completed for this year. LDRC drilling on the land-based portion of DO-27 (Northeast Lobe) is scheduled to begin in August, 2006. LDRC drilling of the DO-18 kimberlite is scheduled to begin October, 2006.

A total of eighteen LDRC holes totaling 3202 meters have been completed to date at DO-27 by Peregrine including twelve holes totaling 2424 meters completed this winter.

Approximately 566 tonnes of kimberlite were extracted during the winter 2006 bulk sampling program for a total of over 717 tonnes of kimberlite extracted from DO-27 to date by Peregrine through LDRC drilling. The 2006 program recovered material from vertical depths of up to 403 meters as compared to 209 meters in the 2005 program.

This year's bulk sample consisting of 444 samples have been delivered to the Ekati™ Diamond Mine for diamond recovery processing which is scheduled for June/July, 2006.

A total of twenty-four NQ and HQ core holes totaling 5233 meters have been completed to date at DO-27 by Peregrine including twelve holes totaling 2929 meters this winter. Core drilling is currently continuing with the following objectives:

- Delineation drilling of DO-27, particularly the Northeast Lobe which is land based.
- Geotechnical drilling at DO-27.
- Exploration drilling in the area between DO-27 and DO-18 where previous core drilling intersected kimberlite and where geophysical gravity data suggests that DO-27 and DO-18 may be connected at depth.

The WO Diamond Project is a joint venture with operator Peregrine Diamonds Ltd. holding a 54.475%, Archon Minerals Ltd 13.275%, Aber Diamond Corp. 7.35%, DHK Diamonds Inc. 20% (⅓ each of Dentonia Resources Ltd., Horseshoe Gold Mining Inc., and Kettle River Resources Ltd.), and SouthernEra Diamonds Inc. 4.9%.

The program is supervised by Dr. Jennifer Pell, Vice President Exploration, P. Geo., (BC), P. Geo. (NT/NU), a qualified person under NI 43-101.

"Signed"

Ellen Clements
Director, President

Kettle River Resources Ltd. TSX-V-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

News Release

Processing of Bulk Sample From DO27 will Begin June 15, 2006

June 8, 2006: Kettle River Resources Ltd. (the "Kettle River") (TSX-V: KRR) has been informed by the operator of the WO Joint Venture that the Ekati™ Diamond Mine Sample Plant facility will begin processing the 2006 Bulk Sample from the DO-27 kimberlite pipe, NWT, Canada, on June 15, 2006.

The 2006 large diameter drilling bulk sampling program recovered approximately 566 tonnes of kimberlite which was collected in 444 separate sample bags from 12 holes. The kimberlite collected will be processed as approximately 90 separate samples, each sample being comprised of a number of combined bags representing standard depth intervals in each hole. This will allow the diamond recovery results to be correlated between holes and incorporated into 3D models for future resource evaluation.

The processing of all the kimberlite, including the picking and sorting of all the diamonds as well as grade calculations, should be completed by late August, 2006 at which time results will be released.

The diamond exploration for this program is conducted under the direction of Dr. Jennifer Pell, P. Geo., (BC), P. Geo. (NT/NU), a qualified person under NI 43-101.

On behalf of the board,

"Signed"

Ellen Clements,
Director, President

Kettle River Resources Ltd. TSX-KRR

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 6756
Toll Free 1800 856 3966
Facsimile: 250 445 2259
email: kettle@direct.ca

2006 bulk sample from Main Lobe pyroclastic kimberlite at DO-27 averages 0.88 carats per tonne,

High-grade portion of pipe extends over an area three times larger than area tested in 2005,

7.11, 3.91, 2.34, 2.11, 1.83, 1.56, and 1.55 carat diamonds recovered

September 5, 2006 Vancouver, BC: Kettle River Resources Ltd. has been advised by the operator, Peregrine Diamonds Ltd, (Peregrine) of the WO Project that the average grade of the 2006 bulk sample from the Main Lobe pyroclastic kimberlite of the DO-27 pipe is 0.88 carats per tonne. These results corroborate the bulk sample results from last year and confirm that the grade is consistent over an area three times larger than the area which was tested in 2005. Furthermore, the pyroclastic kimberlite collected from the North East Lobe portion of the DO-27 pipe returned an average grade of 0.85 carats per tonne which is significantly higher than previously reported. The DO-27 pipe is located 23 kilometers southeast of the Diavik™ Diamond Mine, N.W.T., Canada, is over 9 hectares in size, and is comprised of a Main Lobe and a smaller contiguous North East Lobe.

Peregrine drilled a total of 12 large diameter, reverse circulation ("RC") drill holes to a maximum depth of 403 metres during the winter of 2006 which resulted in the collection of 548 dry tonnes of kimberlite material (566 wet tonnes). A total of 8,855 diamonds were recovered using a 1mm sieve size cut-off. Of this total, 49 diamonds larger than one-half carat and 13 diamonds greater than 1 carat were recovered, including 7.11, 3.91, 2.34, 2.11, 1.83, 1.56, and 1.55 carat stones, confirming that DO-27 contains a significant population of larger diamonds. The diamonds recovered from the 2006 program included a 7.11 carat, light brown, slightly distorted octahedral gem; a 1.83 carat, near white, complex octahedral gem; and an irregular white, 1.55 carat gem.

This year's drill program was a follow up to an initial 6-hole, large diameter RC drill program, completed during the winter of 2005, which resulted in the collection of 151 dry tonnes of kimberlite. The initial 6 holes were drilled into the Main Lobe and the grades of these six holes ranged from 0.70 to 1.03 carats per tonne, averaging 0.90 carats per tonne. The average grade within the Main Lobe pyroclastic kimberlite that is chrome diopside rich, was 0.98 carats per tonne (see press release dated 14th June 2005).

The grades and tonnages were calculated using measured and estimated hole dimensions and measured specific gravities. All density measurements were performed at the Teck Cominco Global Discovery Laboratory in Vancouver. As with the 2005 sample, the 2006 sample was processed at the bulk sample test plant at BHP Billiton's Ekati™ Diamond Mine.

Of the twelve holes drilled during 2006, one hole did not reach the target depth as it was stopped in overburden due to drilling complications. The remaining 11 holes reached depths ranging from 53 to 403 metres and all ended in kimberlite - see map at end showing drill hole locations below.

The RC holes have been subdivided into three groups according to where they were drilled into the DO-27 pipe. These groups are: the Main Lobe-Pyroclastic Kimberlite, the North East Lobe-Pyroclastic Kimberlite and the North East Lobe-Other Lithologies (found below the pyroclastic kimberlite) which includes hypabyssal kimberlite and mixed lithologies. Despite the fact that these Other Lithologies form a volumetrically minor component at DO-27, diamonds weighing 2.34, 1.56, 0.81 and 0.51 carats were recovered from these lithologies.

The individual grades and specific diamond information for the 2006 and previously announced 2005 RC holes in both the Main Lobe and North East Lobe are summarized below:

File #82-666
Rule 12g3-2(b)

Kettle River Resources Ltd. KRR.V

Phone: (250) 445-6756
Facsimile: (250) 445-2259
Toll Free: 1-800-856-3966

Box 130, 298 Greenwood Street
Greenwood, BC V0H 1J0
Email: kettle@direct.ca

Lac de Gras Diamond Project

WO Participants		Trading Symbol
Peregrine Diamonds Ltd. (operator)	54.475%	PGD-V
Archon Minerals Ltd.	13.275%	ACS-V
Aber Diamond Corporation	7.35%	ABZ-T
SouthernEra Diamonds Inc.	4.9%	SDM-V
DHK Diamonds Inc.	20.0%	Private
owned 1/3 each by:		
• Dentonia Resources Ltd.	6.66%	DTA-V
• Horseshoe Gold Mining Inc.	6.66%	HSX-V
• **Kettle River Resources Ltd.**	**6.66%**	**KRR-V**

Gross Overriding Royalties:
1% Kennecott Canada Expl. Inc., 0.3% Aberex Minerals Inc.

Bulk Sample - Tli Kwi Cho (DO27)

Tli Kwi Cho 3,000 tonne bulk sample program, at a cost of $14 million, started early 2006 with drilling ten pilot diamond drill core holes to a target depth of 350 meters. Two large diameter RC rigs are being used to extract the 3,000 tonne sample. Kimberlite is being trucked to the BHP test plant for processing. Results are expected summer 2006. The size of DO27 is approximately 9 hectares.

Results Warrant Bulk Sample on Adjacent DO18

Micro-diamond analysis produces 2.93 stones per kilogram from 2005 DO18 core drilling. DO18 is located 700 meters north of the DO27 pipe. A bulk sample, proposed for the summer 2006, is required to determine diamond potential.

Other Projects of Interest

DHK Diamonds Inc. owns 100% of the Pellatt Lake property where several untested anomolies are located. Peregrine Diamonds Ltd. has the option to earn 75% and has commenced 2006 exploration. One of the proven kimberlites contains diamonds and requires further testing.

Shares Issued

11,041,611 shares issued
13,067,611 fully diluted at March 29, 2006

Board of Directors

Ellen Clements, President and CEO
Larry Widmer, B.Comm., Chief Financial Officer
Brian McClay
Gerald Rayner, Geol., P.Eng.

Dedicated Leadership

Having waited for over 10 years, 2006 will prove to be an exciting year for this Company. This opportunity has come as a result of the beliefs, convictions, and vision of management and without shareholder support would not be possible. The legacy of George Stewart will live on in this project.

2005 Results - 150 Tonne Sample

Drill Holes	Total Depth (Metres)	Sample Weight Tonnes	Total Carat Weight	Carats per Tonne	# Stones >Half Carat	Largest Stones (carats)
DO-27 - Pyrope, Chrome Diopside-Rich Facies						
RC 1	209	45.74	47.32	1.03	4	2.93, 1.62
RC 2	124	28.96	27.66	0.96	5	1.85, 0.96, 0.94
RC 4	93.5	12.02	11.99	1.00	1	2.66
RC 5	83	12.20	11.66	0.96	3	0.76
RC 6	77	9.54	7.4	0.78	1	0.5
Average values of US$77.77, US$67.02 and US$58.54 per carat.						
DO-27 - Fresh Olivine-Rich Facies						
RC 3	190.5	42.80	29.93	0.70	7	0.98
Average values of US$35.36, US$34.31 and US$32.34 per carat. **Average carat/tonne for the entire sample is 0.90 carats/tonne.**						

Results of drill holes DO27-05-02 and DO27-05-03

DO27-05-02 returned 1,822 diamonds from 638.5 kilograms of core, including a diamond in excess of 0.10 carat in weight.

DO27-05-03 returned 1,569 diamonds from 536.7 kilograms of core, including stones weighing 0.42, 0.22 and 0.11 carats.

New Nadina Explorations Limited TSX-V -NNA

Box 130, 298 Greenwood Street
Greenwood BC V0H 1J0
Phone (250) 445 2260
Toll Free 1 800 856 3966
Fax (250) 445 2259

News Release

NEW NADINA REPORTS RECOVERY OF 0.17 CARAT STONE MONUMENT PROPERTY, NORTHWEST TERRITORIES, CANADA

- **NIC: 165 DIAMONDS RECOVERED FROM 167.95 KG. OF DRILL CORE**
- **SONJA: 50 DIAMONDS RECOVERED FROM 80.0 KG. OF DRILL CORE**

October 2, 2006: New Nadina Explorations Limited, (the "Company") is pleased to update JV partners SouthernEra Diamonds Inc. (SDM) and Archon Minerals Ltd. (ACS) and its shareholders with microdiamond results from spring 2006 drill holes for kimberlite pipes NIC and SONJA on the Monument Diamond Project at Lac de Gras, Northwest Territories.

Kimberlite NIC is located 450 meters WNW of diamondiferous kimberlite DD17. Drill hole MON06-06 inclined at -45 degrees intersected kimberlite between 60 and 79.5 meters, and hole MON06-07 inclined at -45 degrees, collared perpendicular to MON06-06, intersected kimberlite between 35 and 69 meters. Drilling targeted a 450 nT magnetic low anomaly. The kimberlite is coarse-grained pyroclastic kimberlite with abundant accretionary lapilli, coarse chrome diopside and pyrope garnet xenocrysts.

Kimberlite SONJA is located 280 meters NW of NIC and was discovered by drill hole MON06-08 inclined at -45 degrees, Kimberlite was intersected between 54 and 82 meters depth. The geophysical target was a strong magnetic low response. The kimberlite is dark grey, macrocrystic pyroclastic kimberlite with olivine up to 5 mm and coarse chrome diopside. The size of this pipe is not known as only one hole was drilled.

Drill core was logged, photographed, and sampled with select samples retained for reference. All remaining BQ thinwall size diamond drill core from both NIC and SONJA was submitted to Saskatchewan Research Council Geoanalytical Laboratories (SRC) for caustic fusion diamond testing.

The small samples confirm the NIC and SONJA pipes are both diamondiferous and further testing is required to provide the sizes of the pipes and diamond potential.

The number of diamonds reporting to each square mesh sieve from all diamond drill holes is presented in the following tables:

Kimberlite NIC Diamonds:

Combined Weight (kg)	0.075mm Sieve	0.106mm Sieve	0.15mm Sieve	0.212mm Sieve	0.3mm Sieve	0.425mm Sieve	0.6mm Sieve	0.85mm Sieve	1.18mm Sieve	1.70mm Sieve	2.36mm Sieve	TOTAL
167.95	64	34	27	16	10	8	4	1	0	0	1	165

[1] Saskatchewan Research Council Geoanalytical Laboratories (SRC) are accredited to the ISO/IEC 17025 standard by the Standards Council of Canada as a testing laboratory for specific tests.
[2] The largest diamond measured 4.2 x 3.5 x 1.28 mm and weighed 34.049 mg (0.17 carats).

File #82-666
Rule 12g3-2(b)

New Nadina Explorations Limited. TSX-V-NNA

Nadina

New Nadina Explorations

Box 130, 298 Greenwood Street,
Greenwood, B.C. V0H 1J0
Phone: 250 445 2260 Facsimile: 250 445 2259
Toll Free 1 800 856 3966

Corporate Information

Directors & Officers:

Ellen Clements, director, President
Courtland Smith, director, CFO & Secretary
R. Ross Blusson, director
James Tutton, director
Brian McClay, director

Investor Relations:

Ellen Clements 1 800 856-3966
Brian McClay (604) 689-7902
email: nadina@look.ca **WEB: nadina.com**

Capitalization: Authorized: Unlimited

Shares Issued (Oct 3, 2006)	21,948,628
Options ($0.50 June 9, 2011)	1,650,000
Warrants ($0.20 May25, 2007)	740,000
Warrants ($0.35 Mar 20, 2007)	2,261,400
Fully Diluted:	26,600,028

Current Cash Position: $200,000

Listings & Registrations:

TSX Venture Symbol: NNA
Year high - low: $0.98 - $0.08

Exploration Activities

SILVER/GOLD

Silver Queen Property, Houston BC – Silver Gold
Omineca Mining Division

Property

Includes17 crown grants, 100% owned Upper cretaceous early tertiary volcanics. Pyroclastics of andesitic to dacitic composition. Large anomaly Jan 2005 not tested to depth. Anomaly contains one drill hole to 310 meters (casing left in).

Location

28 road miles SW of Houston and 29 km south west of the Equity Mine on the road to the Huckleberry Mine

Target

Gold silver base metal deposit disseminated to massive occurrences similar to the Equity Silver Mine of Placer Dome located 29 km to the northeast.

- Deep drilling demonstrates veins extend to more than 1,400' below surface
- Grades improve with depth
- Mineralization over 4 km north south, 3 km EW and still open.
- Good Location

DIAMONDS

Monument Property, Lac de Gras, NWT

Location:

7,500 acres on South shore of Lac de Gras NWT in the vicinity of two producing diamond mines. First explored by Kennecott Explorations Inc. (1992-2000). JV intends to accelerate programs to determine commercial viability of new and known diamond bearing kimberlites.

Recent work:

2005: DD17 464.5kgs produces 354 diamonds.
2006: drilling discovers 3 new kimberlites. Till samples pending. Kimberlite sample (1.7 inch diameter core) from four targets submitted for analysis:

- **RIP**: 384.95 kgs produce 198 diamonds
- **DD17-11**: 280.3 kgs produce 182 diamonds
- **NIC**: 167.95 kgs produce 165 diamonds

Including a 0.17 carat diamond

- **Sonja**: 80 kgs produce 50 diamonds

WINTER 2007 and outstanding programs:

- Mini-bulk sample extraction
- diamond drill to increase known pipe sizes
- drilling of new kimberlites for diamond content

Participants:

New Nadina (57.49%) operator,
SouthernEra Diamonds Inc. (22.11%),
Archon Minerals Ltd. (20.40%)
1% NSR each to Kennecott & DHK Diamonds